   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 1997.

                                                           REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                               SAFECO CORPORATION

             (Exact name of registrant as specified in its charter)

          WASHINGTON                         6331                  91-0742146
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                           4333 BROOKLYN AVENUE N.E.
                           SEATTLE, WASHINGTON 98185
                                 (206) 545-5000

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                 JAMES W. RUDDY
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               SAFECO CORPORATION
                           4333 BROOKLYN AVENUE N.E.
                           SEATTLE, WASHINGTON 98185
                                 (206) 545-5000

           (Name, address and telephone number of agent for service)
                            ------------------------

                                   COPIES TO:

                               EVELYN CRUZ SROUFE
                                  PERKINS COIE
                         1201 THIRD AVENUE, 40TH FLOOR
                         SEATTLE, WASHINGTON 98101-3099
                                 (206) 583-8888
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                            PROPOSED MAXIMUM    PROPOSED MAXIMUM
         TITLE OF EACH CLASS               AMOUNT TO         OFFERING PRICE        AGGREGATE           AMOUNT OF
   OF SECURITIES TO BE REGISTERED       BE REGISTERED(1)      PER NOTE(2)      OFFERING PRICE(2)    REGISTRATION FEE
6 7/8% Notes due July 15, 2007            $200,000,000            100%            $200,000,000          $60,607

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933.

(2) Equals the aggregate principal amount of the securities being registered.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED OCTOBER 17, 1997

PROSPECTUS

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                     [LOGO]

                               SAFECO CORPORATION

                             OFFER TO EXCHANGE ITS
                         6 7/8% NOTES DUE JULY 15, 2007
          WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933
                       FOR ANY AND ALL OF ITS OUTSTANDING
                         6 7/8% NOTES DUE JULY 15, 2007
                               ------------------

    THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK
CITY TIME, ON            , 1997 UNLESS EXTENDED.

    SAFECO Corporation, a Washington corporation (the "Corporation"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (as the same may be amended or supplemented from time to time, this "Prospectus") and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange up to $200,000,000 aggregate principal amount of its 6 7/8% Notes due July 15, 2007 (the "Exchange Notes") which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part, for a like principal amount of its outstanding 6 7/8% Notes due July 15, 2007 (the "Original Notes"), of which $200,000,000 aggregate principal amount are issued and outstanding. The Original Notes and the Exchange Notes are sometimes collectively referred to herein as the "Notes." See "The Exchange Offer" and "Description of Exchange Notes."

    The terms of the Exchange Notes are identical in all material respects to the terms of the Original Notes, except that (i) the Exchange Notes have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the Original Notes, and (ii) the Exchange Notes will not provide for any increase in the interest rate thereon. See "Description of Exchange Notes." The Exchange Notes are being offered for exchange in order to satisfy certain obligations of the Corporation under the Registration Rights Agreement dated as of July 15, 1997 (the "Registration Rights Agreement") between the Corporation and the Initial Purchaser (as defined below).

                                               (CONTINUED ON THE FOLLOWING PAGE)

    This Prospectus and the Letter of Transmittal are first being mailed to all
holders of the Original Notes on            , 1997.

    SEE "RISK FACTORS" COMMENCING ON PAGE 13 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY HOLDERS IN DECIDING WHETHER TO TENDER ORIGINAL NOTES IN THE EXCHANGE OFFER.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS            , 1997.

    The Exchange Notes will be unsecured indebtedness of the Corporation, will rank PARI PASSU in right of payment with all other unsubordinated and unsecured indebtedness of the Corporation and will mature on July 15, 2007. Interest on the Exchange Notes will accrue from July 15, 1997 and will be payable in cash on each January 15 and July 15, commencing January 15, 1998. In the event that the Exchange Offer is consummated, any Original Notes that remain outstanding after consummation of the Exchange Offer and the Exchange Notes issued in the Exchange Offer will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount thereof have taken certain actions or exercised certain rights under the Indenture dated as of July 15, 1997 between the Corporation and The Chase Manhattan Bank, as trustee (the "Trustee"), as amended and supplemented from time to time relating to the Notes (the "Indenture").

    The Corporation sold the Original Notes in an offering exempt from the registration requirements of the Securities Act, which was consummated on July 15, 1997 (the "Closing Date"). On the Closing Date, a subsidiary trust of the Corporation also issued $850,000,000 aggregate liquidation amount of 8.072% Series A capital securities (the "Original 8.072% Capital Securities"), the proceeds of which were invested in junior subordinated deferrable interest debentures of the Corporation, and guaranteed payments of cash distributions and certain other payments by its subsidiary trust (such Original 8.072% Capital Securities, debentures and guarantee, the "Original Capital Securities"). The Corporation currently anticipates a separate exchange offer by the Corporation and its subsidiary trust of up to $850,000,000 aggregate liquidation amount of 8.072% Series B capital securities (the "Exchange 8.072% Capital Securities"), together with a like principal amount of junior subordinated deferrable interest debentures and a like guarantee in respect of the Exchange 8.072% Capital Securities (such Exchange 8.072% Capital Securities, debentures and guarantee, the "Exchange Capital Securities") which have been registered under the Securities Act, for the 8.072% Capital Securities. The Original 8.072% Capital Securities and the Exchange 8.072% Capital Securities are sometimes collectively referred to herein as the "8.072% Capital Securities"). The exchange offer for the Original 8.072% Capital Securities will be made through a separate prospectus, and the Exchange Offer made hereby is not contingent upon completion of the exchange offer for the Original 8.072% Capital Securities.

    This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes acquired by such broker-dealer as a result of market-making activities or other trading activities. The Corporation has agreed that, ending on the close of business on the 180th day following the Expiration Date (as defined below), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." However, a broker-dealer who acquired Original Notes for its own account, as a result of market-making activities or other trading activities (a "Participating Broker-Dealer"), and who intends to use this Prospectus in connection with the resale of Exchange Notes received in exchange for Original Notes pursuant to the Exchange Offer must notify the Corporation, or cause the Corporation to be notified, on or prior to the Expiration Date, that it is a Participating Broker-Dealer. Such notice may be given in the space provided for that purpose in the Letter of Transmittal or may be delivered to the Exchange Agent at one of the addresses set forth herein under "The Exchange Offer-- Exchange Agent." Any Participating Broker-Dealer who is an "affiliate" of the Corporation may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. See "The Exchange Offer--Resales of Exchange Capital Securities."

    In that regard, each Participating Broker-Dealer who surrenders Original Notes pursuant to the Exchange Offer will be deemed to have agreed, by execution of the Letter of Transmittal, that upon receipt of notice from the Corporation of the occurrence of any event or the discovery of any fact which makes any statement contained or incorporated by reference in this Prospectus untrue in any material respect or which causes this Prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading or of the occurrence of certain other events specified in the Registration Rights Agreement, such Participating Broker-Dealer will suspend the sale of Exchange Notes pursuant to this Prospectus until the Corporation has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such Participating Broker-Dealer, or the Corporation has given notice that the sale of the Exchange Notes may be resumed, as the case may be. If the Corporation gives such notice to suspend the sale of the Exchange Notes, it shall extend the 180-day period referred to above during which Participating Broker-Dealers are entitled to use this Prospectus in connection with the resale of Exchange Notes by the number of days during the period from and including the date of the giving of such notice to and including the date when Participating Broker-Dealers shall have received copies of the amended or supplemented Prospectus necessary to permit resales of the Exchange Notes or to and including the date on which the Corporation has given notice that the sale of Exchange Notes may be resumed, as the case may be.

    The Original Notes have been designated eligible for trading in the Original Initial Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market of the National Association of Securities Dealers, Inc. (the "NASD"). Prior to the Exchange Offer, however, there has been only a limited secondary market and no public market for the Original Notes. The Exchange Notes will be a new issue of securities for which there currently is no market. Although Smith Barney Inc., the initial purchaser of the Original Notes (the "Initial Purchaser'), has informed the Corporation that it currently intends to make a market in the Exchange Notes, it is not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes. The Corporation currently does not intend to apply for listing of the Exchange Notes on any securities exchange or for quotation through the NASD Automated Quotation System.

    Any Original Notes not tendered and accepted in the Exchange Offer will remain outstanding and will be entitled to all the same rights and will be subject to the same limitations applicable thereto under the Indenture (except for those rights which terminate upon consummation of the Exchange Offer). Following consummation of the Exchange Offer, the holders of Original Notes will continue to be subject to all of the existing restrictions upon transfer thereof and the Corporation will not have any further obligation to such holders (other than under certain limited circumstances) to provide for registration under the Securities Act of the Original Notes held by them. To the extent that Original Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Original Notes could be adversely affected. See "Risk Factors--Consequences of a Failure to Exchange Original Notes."

    THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. HOLDERS OF ORIGINAL NOTES ARE URGED TO READ THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR ORIGINAL NOTES PURSUANT TO THE EXCHANGE OFFER.

    Original Notes may be tendered for exchange on or prior to 5:00 p.m., New
York City time, on            , 1997 (such time on such date being hereinafter
called the "Expiration Date"), unless the Exchange Offer is extended by the Corporation (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended). Tenders of Original Notes may be withdrawn at any time on or prior to the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Original Notes being tendered for exchange. However, the Exchange Offer is subject to certain events and conditions which may be waived by the Corporation and to the terms and provisions of the Registration Rights Agreement. Original Notes may be tendered in whole or in part in integral multiples of $1,000 principal amount. The Corporation has agreed to pay all expenses of the Exchange Offer. See "The Exchange Offer--Fees and Expenses." Holders of the Original Notes whose Original Notes are accepted for exchange will not receive interest on such Original Notes and will be deemed to have waived the right to receive any interest on such Original Notes accumulated from and after July 15, 1997. Accordingly, holders of Exchange Notes as of the record date for the payment of interest on January 15, 1998 will be entitled to receive interest accumulated from and after July 15, 1997. See "The Exchange Offer--Interest Payments on Exchange Notes."

    The Corporation will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. No dealer-manager is being used in connection with this Exchange Offer. See "Use of Proceeds" and "Plan of Distribution."

                          FORWARD-LOOKING INFORMATION

    This Prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). The PSLRA provides a "safe harbor" for such statements to encourage companies to provide prospective information about themselves so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. All statements other than statements of historical fact made in this Prospectus or incorporated by reference are forward-looking. In particular, the statements under the headings "Prospectus Summary," and those located elsewhere herein regarding industry prospects, the Corporation's future results of operations or financial position and pro forma information are forward-looking statements. Forward-looking statements represent management's current expectations and are inherently uncertain. Investors are warned that the Corporation's actual results may differ significantly from management's expectations and, therefore, from the results discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the "Risk Factors" described herein.

                             AVAILABLE INFORMATION

    Effective October 1, 1997, the Corporation acquired American States Financial Corporation ("American States"), through the merger of American States with a subsidiary of the Corporation (the "Acquisition"). Certain information about American States has been incorporated into this Prospectus by reference. See "Incorporation of Certain Documents by Reference" and "Prospectus Summary--SAFECO-- Acquisition of American States."

    The Corporation is, and American States prior to the Acquisition was, subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files (or filed with respect to American States prior to the Acquisition) reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such information may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov). In addition, such reports, proxy statements and other information concerning the Corporation may be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006 on which certain securities of the Corporation are quoted and such reports, proxy statements and other information concerning American States may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which certain securities of American States were listed prior to the Acquisition.

    The Corporation has filed with the Commission a Registration Statement on Form S-4, of which this Prospectus forms a part (the "Registration Statement"), to register the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted from this Prospectus in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document do not purport to be complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items omitted from this Prospectus but contained in the Registration Statement may be inspected and copied as described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission are incorporated into this Prospectus by reference:

    1. The Corporation's Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 1-6563);

    2. The Corporation's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 (File No. 1-6563) and June 30, 1997 (File No. 1-6563);

    3. The Corporation's Current Reports on Form 8-K filed with the Commission on June 24, 1997 (File No. 1-6563), October 14, 1997 (File No. 1-6563)
        and October 15, 1997 (File No. 1-6563);

    4. American States' Annual Report on Form 10-K, Form 10-K/A(1) and Form 10-K/A(2) for the year ended December 31, 1996 (File No. 1-11733);

    5. American States' Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 (File No. 1-11733) and June 30, 1997 (File No. 1-11733);
        and

    6. American States' Current Reports on Form 8-K filed with the Commission on March 28, 1997 (File No. 1-11733) and June 17, 1997 (File No. 1-11733).

    All documents subsequently filed by the Corporation pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of any offering of securities made by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from their respective dates of filing. Any statement made in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that another statement contained made in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any modified or superseded statement shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Unless otherwise indicated, all references in this Prospectus to documents "incorporated by reference" are to documents incorporated by reference into this Prospectus. The Corporation will provide without charge to any person to whom this Prospectus is delivered, on such person's request, a copy of any or all of the documents incorporated by reference (other than exhibits not specifically incorporated by reference into the texts of such documents). Requests for such documents should be directed to SAFECO Investor Relations, SAFECO Corporation, SAFECO Plaza, 4333 Brooklyn Avenue N.E., Seattle, Washington 98185. Telephone requests may be directed to SAFECO Investor Relations at (206) 545-5000.

                               PROSPECTUS SUMMARY

    THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. THE INFORMATION CONTAINED IN THIS PROSPECTUS REFLECTS THE OCTOBER 1, 1997 ACQUISITION (THE "ACQUISITION") OF AMERICAN STATES FINANCIAL CORPORATION THROUGH A MERGER OF AMERICAN STATES WITH A NEWLY FORMED SUBSIDIARY OF SAFECO CORPORATION. THE CORPORATION AND AMERICAN STATES ARE INSURANCE HOLDING COMPANIES. EACH CONDUCTS ITS OPERATIONS THROUGH ITS SUBSIDIARIES AND HAS NO DIRECT OPERATIONS. THE CORPORATION'S PRINCIPAL ASSETS ARE THE SHARES OF CAPITAL STOCK OF ITS SUBSIDIARIES. AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT OTHERWISE REQUIRES, "SAFECO" REFERS TO SAFECO CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES, EXCLUDING AMERICAN STATES, "AMERICAN STATES" REFERS TO AMERICAN STATES FINANCIAL CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES, AND THE "CORPORATION" REFERS TO SAFECO, TOGETHER WITH ITS CONSOLIDATED SUBSIDIARIES, INCLUDING AMERICAN STATES. UNLESS THE CONTEXT OTHERWISE REQUIRES, HISTORICAL DATA FOR THE CORPORATION REFER TO COMBINED HISTORICAL DATA FROM SAFECO AND AMERICAN STATES ON A PRO FORMA BASIS GIVING EFFECT TO THE ACQUISITION.

    UNLESS OTHERWISE INDICATED, FINANCIAL INFORMATION AND OPERATING STATISTICS APPLICABLE TO THE CORPORATION, SAFECO AND AMERICAN STATES SET FORTH IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE ARE BASED ON UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP"), NOT STATUTORY ACCOUNTING PRACTICES ("SAP"). IN CONFORMITY WITH INDUSTRY PRACTICE, FINANCIAL INFORMATION AND OPERATING STATISTICS APPLICABLE TO THE INSURANCE COMPANY SUBSIDIARIES OF THE CORPORATION AND DATA DERIVED FROM A.M. BEST CORPORATION, INC. ("A.M. BEST") AND NATIONAL ASSOCIATION OF INSURANCE COMMISSIONERS ("NAIC") SOURCES, GENERALLY USED FOR INDUSTRY COMPARISONS, ARE BASED ON SAP. INDUSTRY RANKINGS FOR THE CORPORATION, WHICH ARE BASED ON A.M. BEST 1996 DATA, HAVE BEEN ADJUSTED TO GIVE EFFECT TO THE ACQUISITION.

    SEE "RISK FACTORS," IMMEDIATELY FOLLOWING THIS PROSPECTUS SUMMARY, FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY HOLDERS IN DECIDING WHETHER TO TENDER ORIGINAL NOTES IN THE EXCHANGE OFFER.

                               SAFECO CORPORATION

OVERVIEW

    The Corporation is one of the largest property and casualty insurance companies in the United States. On a pro forma basis giving effect to the Acquisition and related financings, the Corporation had consolidated revenues of $5.9 billion in 1996, and total assets of $27.3 billion and total stockholders' equity of $5.0 billion at June 30, 1997. The Corporation provides a broad range of personal and commercial property and casualty insurance to individuals, businesses, government entities and associations. SAFECO and American States have each underwritten property and casualty insurance since the 1920s. Through its insurance subsidiaries, the Corporation is licensed as a property and casualty insurer in all 50 states and the District of Columbia, with a significant presence in the Pacific Northwest and the Midwest. The Corporation's property and casualty operations generated approximately 92% of the Corporation's insurance revenues in 1996. Of the Corporation's 1996 net written property and casualty premiums of $3.9 billion, personal and commercial lines accounted for 60% and 40%, respectively.

    The Corporation is the third largest writer of personal lines insurance through independent agents in the United States and one of the largest writers of personal lines insurance overall, based on 1996 net written premiums published by A.M. Best. The Corporation's principal personal lines are automobile and homeowners insurance, which accounted for 66% and 27%, respectively, of the Corporation's approximately $2.4 billion of 1996 personal lines net written premiums.

    SAFECO significantly expanded its commercial lines business through the Acquisition. Management believes that American States is one of the largest writers in the United States of property and casualty insurance for businesses with fewer than 50 employees. The Corporation's principal commercial lines are commercial multi-peril, commercial automobile, workers' compensation and surety, which accounted for

33%, 22%, 21% and 4%, respectively, of the Corporation's approximately $1.6 billion of 1996 commercial lines net written premiums.

    The Corporation also offers annuities, retirement services and group life and health and individual life insurance. In addition, the Corporation conducts commercial lending and leasing, asset management, insurance agency and financial services distribution operations, and real estate investment and management.

RECENT DEVELOPMENTS

    On September 2, 1997, the Corporation agreed to acquire Washington Mutual, Inc.'s life insurance subsidiaries, WM Life Insurance Company and Empire Life Insurance Company, and Washington Mutual, Inc., agreed to distribute SAFECO Life annuity products through the Washington Mutual multi-state banking network. The transaction is valued at $140.0 million. It must be approved by state insurance regulators in the states of Arizona and Washington.

    On October 13, 1997, the Corporation announced, based on a preliminary review of results, that it expects its third quarter earnings from operations to be $0.20 to $0.25 lower than the consensus estimates of research analysts of $0.84 per share. Such consensus was based upon the earnings estimates survey by First Call Corporation, an independent compiler of research analyst estimates of public company results of operations. The variance relates primarily to several unusually large losses in commercial lines, reduced credit to operations from reserve adjustments on claims settled during the quarter, and net interest charges for funds accumulated during the quarter that were used to close the Acquisition. Based on the same preliminary review, the Corporation noted that claims severity and frequency in its core voluntary personal automobile line continue to be favorable and its overall loss reserve position continues to be sound.

ACQUISITION OF AMERICAN STATES

    Effective October 1, 1997, SAFECO acquired American States through the merger of American States with a newly formed subsidiary of SAFECO. In connection with the Acquisition, each share of outstanding common stock of American States was converted into the right to receive $47.00 in cash, for an aggregate purchase price of approximately $2.8 billion. SAFECO also repaid approximately $300 million of outstanding debt obligations of American States. SAFECO financed the purchase price for the Acquisition from various sources, including proceeds from the issuance of the $200 million aggregate principal amount of Original Notes, $850 million aggregate liquidation amount of the 8.072% Capital Securities and $1.5 billion of commercial paper. The Corporation also repaid a portion of certain other indebtedness incurred to finance the Acquisition with the net proceeds of $595.5 million from the issuance of common stock, no par value (the "Common Stock"). See "Capitalization" and "Unaudited Pro Forma Combined Condensed Financial Statements."

                               THE EXCHANGE OFFER

The Exchange Offer................  Up to $200,000,000 aggregate principal amount of
                                    Exchange Notes are being offered in exchange for a like
                                    aggregate principal amount of Original Notes. Original
                                    Notes may be tendered for exchange in whole or in part
                                    in an aggregate principal amount of $100,000 and
                                    integral multiples of $1,000 in excess thereof. The
                                    Corporation is making the Exchange Offer in order to
                                    satisfy its obligations under the Registration Rights
                                    Agreement relating to the Original Notes. For a
                                    description of the procedures for tendering Original
                                    Notes, see "The Exchange Offer--Procedures for Tendering
                                    Original Notes."

Expiration Date...................  5:00 p.m., New York time, on             , 1997, unless
                                    the Exchange Offer is extended by the Corporation (in
                                    which case the Expiration Date will be the latest date
                                    and time to which the Exchange Offer is extended). See
                                    "The Exchange Offer--Terms of the Exchange Offer."

Conditions to the Exchange          The Exchange Offer is subject to certain conditions,
  Offer...........................  which may be waived by the Corporation in its sole discretion. The Exchange Offer is not conditioned upon
                                    any minimum principal amount of Original Notes being
                                    tendered. See "The Exchange Offer--Conditions to the
                                    Exchange Offer."

Offer.............................  The Corporation reserves the right in its sole and absolute discretion, subject to applicable law, at any
                                    time and from time to time, (i) to delay the acceptance
                                    of the Original Notes for exchange, (ii) to terminate
                                    the Exchange Offer if certain specified conditions have
                                    not been satisfied, (iii) to extend the Expiration Date
                                    of the Exchange Offer and retain all Original Notes
                                    tendered pursuant to the Exchange Offer, subject,
                                    however, to the right of holders of Original Notes to
                                    withdraw their tendered Original Notes, or (iv) to waive
                                    any condition or otherwise amend the terms of the
                                    Exchange Offer in any respect. See "The Exchange
                                    Offer--Terms of the Exchange Offer."

Withdrawal Rights.................  Tenders of Original Notes may be withdrawn at any time on or prior to the Expiration Date by delivering a
                                    written notice of such withdrawal to the Exchange Agent
                                    (as defined herein) in conformity with certain
                                    procedures set forth below under The Exchange
                                    Offer--Withdrawal Rights.

Procedures for Tendering
  Original Notes..................  Brokers, dealers, commercial banks, trust companies and other nominees who hold Original Notes through The
                                    Depository Trust Company (the "Depository" or "DTC") may
                                    effect tenders by book-entry transfer in accordance with
                                    DTC's Automated Tender Offer Program ("ATOP"). Holders
                                    of such Original Notes registered in the name of a
                                    broker, dealer, commercial bank, trust company or other
                                    nominee are urged to contact such person promptly if
                                    they wish to tender Original Notes. In order for
                                    Original Notes to be tendered by a means

                                    other than by book-entry transfer, a Letter of
                                    Transmittal must be completed and signed in accordance
                                    with the instructions contained therein. The Letter of
                                    Transmittal and any other documents required by the
                                    Letter of Transmittal must be delivered to The Chase
                                    Manhattan Bank (the Exchange Agent) by mail, facsimile,
                                    hand delivery or overnight courier and either such
                                    Original Notes must be delivered to the Exchange Agent
                                    or specified procedures for guaranteed delivery must be
                                    complied with. See "The Exchange Offer--Procedures for
                                    Tendering Original Notes."

                                    Letters of Transmittal and certificates representing
                                    Original Capital Securities should not be sent to the
                                    Corporation. Such documents should be sent only to the
                                    Exchange Agent.

Resales of Exchange Notes.........  The Corporation is making the Exchange Offer in reliance on the position of the staff of the Division of
                                    Corporation Finance of the Commission as set forth in
                                    certain interpretive letters addressed to third parties
                                    in other transactions. However, the Corporation has not
                                    sought its own interpretive letter and there can be no
                                    assurance that the staff of the Division of Corporation
                                    Finance of the Commission would make a similar
                                    determination with respect to the Exchange Offer as it
                                    has in such interpretive letters to third parties. Based
                                    on these interpretations by the staff of the Division of
                                    Corporation Finance of the Commission, and subject to
                                    the two immediately following sentences, the Corporation
                                    believes that Exchange Notes issued pursuant to this
                                    Exchange Offer in exchange for Original Notes may be
                                    offered for resale, resold and otherwise transferred by
                                    a holder thereof (other than a holder who is a
                                    broker-dealer) without further compliance with the
                                    registration and prospectus delivery requirements of the
                                    Securities Act, provided that such Exchange Notes are
                                    acquired in the ordinary course of such holder's
                                    business and that such holder is not participating, and
                                    has no arrangement or understanding with any person to
                                    participate, in a distribution (within the meaning of
                                    the Securities Act) of such Exchange Notes. However, any
                                    holder of Original Notes who is an "affiliate", as
                                    defined in Rule 405 under the Securities Act, of the
                                    Corporation or who intends to participate in the
                                    Exchange Offer for the purpose of distributing the
                                    Exchange Notes, or any broker-dealer who purchased the
                                    Original Notes from the Corporation to resell pursuant
                                    to Rule 144A under the Securities Act ("Rule 144A") or
                                    any other available exemption under the Securities Act,
                                    (a) will not be able to rely on the interpretations of
                                    the staff of the Division of Corporation Finance of the
                                    Commission set forth in the above-mentioned interpretive
                                    letters, (b) will not be permitted or entitled to tender
                                    such Original Notes in the Exchange Offer and (c) must
                                    comply with the registration and prospectus delivery
                                    requirements of the Securities Act in connection with
                                    any sale or other transfer of such Original Notes unless
                                    such sale is made pursuant to an exemption from such
                                    requirements. In addition,

                                    as described below, if any broker-dealer holds Original
                                    Notes acquired for its own account as a result of
                                    market-making or other trading activities and exchanges
                                    such Original Notes for Exchange Notes, then such
                                    broker-dealer must deliver a prospectus meeting the
                                    requirements of the Securities Act in connection with
                                    any resales of such Exchange Notes.

                                    Each holder of Original Notes who wishes to exchange
                                    Original Notes for Exchange Notes in the Exchange Offer
                                    will be required to represent that (i) it is not an
                                    "affiliate", as defined in Rule 405 under the Securities
                                    Act, of the Corporation, (ii) any Exchange Notes to be
                                    received by it are being acquired in the ordinary course
                                    of its business, (iii) it has no arrangement or
                                    understanding with any person to participate in a
                                    distribution (within the meaning of the Securities Act)
                                    of such Exchange Notes, and (iv) if such holder is not a
                                    broker-dealer, such holder is not engaged in, and does
                                    not intend to engage in, a distribution (within the
                                    meaning of the Securities Act) of such Exchange Notes.
                                    Each broker-dealer that receives Exchange Notes for its
                                    own account in exchange for Original Notes, where such
                                    Original Notes were acquired by such broker-dealer as a
                                    result of market-making activities or other trading
                                    activities, must acknowledge that it will deliver a
                                    prospectus in connection with any resale of such
                                    Exchange Notes. See "Plan of Distribution". The Letter
                                    of Transmittal states that, by so acknowledging and by
                                    delivering a prospectus, a broker-dealer will not be
                                    deemed to admit that it is an "underwriter" within the
                                    meaning of the Securities Act.

                                    Based on the position taken by the staff of the Division
                                    of Corporation Finance of the Commission in the
                                    interpretive letters referred to above, the Corporation
                                    believes that Participating Broker-Dealers who acquired
                                    Original Notes for their own accounts as a result of
                                    market-making activities or other trading activities may
                                    fulfill their prospectus deliver requirements with
                                    respect to the Exchange Notes received upon exchange of
                                    such Original Notes (other than Original Notes which
                                    represent an unsold allotment from the initial sale of
                                    the Original Notes) with a prospectus meeting the
                                    requirements of the Securities Act, which may be the
                                    prospectus prepared for an exchange offer so long as it
                                    contains a description of the plan of distribution with
                                    respect to the resale of such Exchange Notes.
                                    Accordingly, this Prospectus, as it may be amended or
                                    supplemented from time to time, may be used by a
                                    Participating Broker-Dealer in connection with resales
                                    of Exchange Notes received in exchange for Original
                                    Notes where such Original Notes were acquired by such
                                    Participating Broker-Dealer for its own account as a
                                    result of market-making or other trading activities.
                                    Subject to certain provisions set forth in the
                                    Registration Rights Agreement and to the limitations
                                    described below in "The Exchange Offer--Resales of
                                    Exchange Notes", the Corporation has agreed that this
                                    Prospectus, as it may be

                                    amended or supplemented from time to time, may be used
                                    by a Participating Broker-Dealer in connection with
                                    resales of such Exchange Notes for a period ending 180
                                    days after the Expiration Date (subject to extension
                                    under certain limited circumstances) or, if earlier,
                                    when all such Exchange Notes have been disposed of by
                                    such Participating Broker-Dealer. See "Plan of
                                    Distribution". Any Participating Broker-Dealer who is an
                                    "affiliate" of the Corporation may not rely on such
                                    interpretive letters and must comply with the
                                    registration and prospectus delivery requirements of the
                                    Securities Act in connection with any resale
                                    transaction. See "The Exchange Offer--Resales of
                                    Exchange Notes".

Exchange Agent....................  The exchange agent with respect to the Exchange Offer is
                                    The Chase Manhattan Bank. The addresses, and telephone
                                    and facsimile numbers, of the Exchange Agent are set
                                    forth in "The Exchange Offer--Exchange Agent" and in the
                                    Letter of Transmittal. The Chase Manhattan Bank also
                                    serves as trustee under the Indenture.

Use of Proceeds...................  The Corporation will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. See
                                    "Use of Proceeds".

Certain United States Federal
  Income Tax Consequences;
  ERISA Considerations............  Holders of Original Notes should review the information set forth in "Certain United States Federal Income Tax
                                    Consequences" and "ERISA Considerations" prior to
                                    tendering Original Notes in the Exchange Offer.

                                     THE EXCHANGE NOTES

Securities Offered................  Up to $200,000,000 aggregate principal amount of the
                                    Corporation's Exchange Notes which have been registered
                                    under the Securities Act. The Exchange Notes will be
                                    issued and the Original Notes were issued under the
                                    Indenture. The Exchange Notes and any Original Notes
                                    which remain outstanding after consummation of the
                                    Exchange Offer will vote together as a single class for
                                    purposes of determining whether holders of the requisite
                                    percentage in outstanding principal amount thereof have
                                    taken certain actions or exercised certain rights under
                                    the Indenture. See "Description of Exchange
                                    Notes--Modification and Waiver". The terms of the
                                    Exchange Notes are identical in all material respects to
                                    the terms of the Original Notes, except that the
                                    Exchange Notes have been registered under the Securities
                                    Act and will not be subject to certain restrictions on
                                    transfer applicable to the Original Notes and will not
                                    provide for any increase in the interest rate thereon.
                                    See "The Exchange Offer--Purpose of the Exchange Offer"
                                    and "Description of Exchange Notes".

Maturity Date.....................  July 15, 2007.

Interest..........................  Interest on the Notes is payable semi-annually on each
                                    January 15 and July 15, commencing January 15, 1998.

Ranking...........................  The Notes are unsecured obligations of the Corporation and will rank PARI PASSU with all secured and
                                    unsubordinated indebtedness of the Corporation.

Redemption........................  The Notes may not be redeemed prior to maturity.

Ratings...........................  The Exchange Notes are rated A3 by Moody's Investors
                                    Service, Inc. and A+ by Standard & Poor's Rating
                                    Services.

Book-Entry, Delivery and Form.....  It is expected that delivery of the Exchange Notes will be made in book-entry or certificated form. The
                                    Corporation expects that Exchange Notes exchanged for
                                    Original Notes currently represented by Global Notes (as
                                    defined under "Description of Exchange Notes") deposited
                                    with, or on behalf of the Depository and registered in
                                    the name of Cede & Co., its nominee, will be represented
                                    by Global Notes and deposited upon issuance with the
                                    Depository and registered in its name or the name of its
                                    nominee. Beneficial interests in Global Note(s)
                                    representing the Notes will be shown on, and transfers
                                    thereof will be effected through, records maintained by
                                    the Depository and its participants.

Transfer Restrictions.............  The Exchange Notes will be issued, and may be transferred, only in minimum denominations of not less
                                    than $1,000 principal amount. See "Description of
                                    Exchange Notes--Restrictions on Transfer". Any such
                                    transfer of Exchange Notes in denominations of less than
                                    $1,000 principal amount shall be deemed to be void and
                                    of no legal effect whatsoever.

Absence of Market for the Notes...  The Exchange Notes will be a new issue of securities for which there currently is no market. Although the Initial
                                    Purchaser has informed the Corporation that it currently
                                    intends to make a market in the Notes, the Initial
                                    Purchaser is not obligated to do so, and any such
                                    market-making may be discontinued at any time without
                                    notice. Accordingly, there can be no assurance as to the
                                    development or liquidity of any market for the Notes.
                                    The Corporation does not intend to apply for listing of
                                    the Notes on any securities exchange or for quotation
                                    through the NASD Automated Quotation System. See "Plan
                                    of Distribution".

    For additional information regarding the Notes, see "Description of Exchange Notes" and "Certain Federal Income Tax Considerations."

                                  RISK FACTORS

    THE CORPORATION IDENTIFIES THE FOLLOWING IMPORTANT FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY RESULTS THAT MIGHT BE PROJECTED, FORECAST, ESTIMATED OR BUDGETED BY THE CORPORATION AS FORWARD-LOOKING INFORMATION. ALL SUCH FACTORS ARE DIFFICULT TO PREDICT AND THE MAJORITY ARE BEYOND THE CONTROL OF THE CORPORATION. HOLDERS OF ORIGINAL NOTES SHOULD CAREFULLY REVIEW THE INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS AND SHOULD PARTICULARLY CONSIDER THE INFORMATION STATED BELOW. SEE "FORWARD-LOOKING INFORMATION."

CONSEQUENCES OF A FAILURE TO EXCHANGE ORIGINAL NOTES

    The Original Notes have not been registered under the Securities Act or any state securities laws and therefore may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption therefrom or in a transaction not subject thereto, and in each case in compliance with certain other conditions and restrictions. Original Notes which remain outstanding after consummation of the Exchange Offer will continue to bear a legend reflecting such restrictions on transfer. In addition, upon consummation of the Exchange Offer, holders of Original Notes that remain outstanding will not be entitled to any rights to have such Original Notes registered under the Securities Act or to any similar rights under the Registration Rights Agreement (subject to certain limited exceptions). The Corporation does not intend to register under the Securities Act any Original Notes which remain outstanding after consummation of the Exchange Offer (subject to such limited exceptions, if applicable). To the extent that Original Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Original Notes could be adversely affected.

    The Exchange Notes and any Original Notes which remain outstanding after consummation of the Exchange Offer will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount of Notes have taken certain actions or exercised certain rights under the Indenture. See "Description of Exchange
Notes--Modification and Waiver."

    The Original Notes provide, among other things, that, if a registration statement relating to the Exchange Offer has not been filed by December 8, 1997 and declared effective by January 21, 1998, the interest rate borne by the Original Notes will increase by 0.50% per annum until such registration statement has been filed or declared effective, as the case may be. Upon consummation of the Exchange Offer, holders of Original Notes will not be entitled to any increase in the interest rate thereon or any further registration rights under the Registration Rights Agreement, except under limited circumstances. See "Description of Exchange Notes."

HOLDING CORPORATION STRUCTURE; DIVIDEND AND DISTRIBUTION RESTRICTIONS

    The Corporation's principal assets are the shares of capital stock of its insurance subsidiaries. The Corporation relies primarily on dividends from its subsidiaries to meet its obligations for paying principal and interest on outstanding debt obligations, distributions on capital securities, dividends to stockholders and corporate expenses. Except to the extent that a holding company may itself be a creditor with recognized claims against its subsidiaries, claims of creditors of such subsidiaries, including policyholders, have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the holding company, including claims under the Notes. At June 30, 1997 liabilities of the Corporation's subsidiaries, including provisions for outstanding losses and unearned premiums, totaled $16.4 billion and assets of the subsidiaries totaled $20.8 billion.

    In the event of the insolvency, liquidation or other reorganization of any of the Corporation's subsidiaries, the creditors and stockholders of the Corporation will have no right to proceed against the assets of such subsidiary or to cause the liquidation, bankruptcy or winding-up of such subsidiary under applicable liquidation, bankruptcy or winding-up laws. The applicable insurance laws of the domiciliary jurisdiction of each of the Corporation's insurance subsidiaries would govern any proceedings relating to such insurance subsidiary, and the relevant insurance authority would act as a liquidator or rehabilitator for such subsidiary. Both creditors and policyholders of such subsidiary would be entitled to payment in full from such assets before the Corporation, as a stockholder, would be entitled to receive any distribution therefrom.

    The payment of dividends to the Corporation by its insurance subsidiaries is subject to limitations imposed by the insurance laws of the states in which such subsidiaries are domiciled or deemed to be commercially domiciled, which are Washington, Indiana, California, Missouri, Illinois, Texas, Pennsylvania and New York. It is generally the case that unless an insurance subsidiary receives advance approval from the Insurance Commissioner in its state of domicile, it may not pay a dividend which, together with any other dividends paid within the prior 12-month period, would exceed the greater of (i) 10% of such subsidiary's surplus as of the prior calendar year end and (ii) the net income from such subsidiary's operations for the prior calendar year. In the case of a Missouri-domiciled property and casualty insurance company, in the absence of advance approval, dividends cannot be paid if, together with any other dividends paid within the prior 12-month period, such aggregate dividends would exceed the insurance company's prior year investment income. Regulatory authorities may, from time to time, impose other restrictions which may affect the actual amounts available for dividends. Based on the applicable dividend restrictions, the annual limit on the amount of dividends available for payment by the Corporation's insurance subsidiaries for 1997 without regulatory approval is $665 million. Three of SAFECO's insurance subsidiaries received approval in July 1997 to pay dividends totaling $600 million to SAFECO to fund a portion of the purchase price for the Acquisition.

CONSEQUENCES OF HIGHLY LEVERAGED TRANSACTION

    The Indenture does not contain provisions that afford holders of the Notes protection in the event of a highly leveraged transaction, including a change of control, or other similar transactions involving the Corporation that may adversely affect such holders.

ABSENCE OF PUBLIC MARKET

    The Original Notes were issued to, and the Corporation believes such securities are currently owned by, a relatively small number of beneficial owners. Although the Original Notes have been designated eligible for trading in the PORTAL Market of the NASD, the Original Notes have not been registered under the Securities Act and will be subject to restrictions on transferability if they are not exchanged for the Exchange Notes. Although the Exchange Notes may be resold or otherwise transferred by the holders (who are not affiliates of the Corporation) without compliance with the registration requirements under the Securities Act, they will constitute a new issue of securities with no established trading market. The Corporation has been advised by the Initial Purchaser that the Initial Purchaser presently intends to make a market in the Exchange Notes. However, the Initial Purchaser is not obligated to do so and any market-making activity with respect to the Exchange Notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the Exchange Offer. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or the Original Notes, or as to the liquidity or the trading market for the Exchange Notes or the Original Notes. If an active public market does not develop, the market price and liquidity of the Exchange Notes may be adversely affected.

    If a public trading market develops for the Exchange Notes, future trading prices will depend on many factors, including, among other things, prevailing interest rates, the financial condition of the Corporation and the market for similar securities. Depending on these and other factors, the Exchange Notes may trade at a discount.

    Notwithstanding the registration of the Exchange Notes in the Exchange Offer, holders who are "affiliates" (as defined under Rule 405 of the Securities
Act) of the Corporation may publicly offer for sale or resell the Exchange Notes only in compliance with the provisions of Rule 144 under the Securities Act.

    Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Capital Securities. See "Plan of Distribution."

FLUCTUATION AND UNCERTAINTY OF PROPERTY AND CASUALTY INSURANCE INDUSTRY RESULTS

    The results of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by volatile and unpredictable developments (including catastrophes); changes in reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liability develop; fluctuations in interest rates and other changes in the investment environment, which affect returns on invested capital; and inflationary pressures that affect the size of losses. The demand for property and casualty insurance can also vary significantly, generally rising as the overall level of economic activity increases and falling as such activity decreases. The property and casualty insurance industry historically has been cyclical, and the commercial lines business has been in a soft market since the late 1980s, primarily due to premium rate competition, which has resulted in lower underwriting profitability. The Corporation's results of operations may be adversely affected by these fluctuations.

CATASTROPHE LOSSES

    Property and casualty insurers are subject to claims arising out of catastrophes that may have a significant effect on their results of operations and financial condition. Losses caused by catastrophes have had a significant impact on the Corporation's results. Catastrophes can be caused by various events, including hurricanes, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. Although catastrophes can cause losses in a variety of the Corporation's property and casualty lines, most of the Corporation's past catastrophe-related claims have related to homeowners and other personal lines coverage. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. Subject to restrictions imposed by insurance regulatory authorities and as dictated by business considerations, the Corporation attempts to limit its exposure to acceptable risk levels through selective underwriting practices, catastrophe reinsurance and higher deductibles on earthquake coverage in certain states. There can be no assurance, however, that such attempts will be successful. It is therefore possible that a catastrophic event or multiple catastrophic events could have a material adverse effect on the Corporation.

PROPERTY AND CASUALTY LOSS RESERVES

    The Corporation maintains property and casualty loss reserves to cover the estimated liability for unpaid losses and loss adjustment expenses for reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability. Rather, reserves represent estimates of what the Corporation expects the ultimate settlement and administration of claims will cost. These estimates, which generally involve actuarial projections, are based on the Corporation's assessment of facts and circumstances then known, as well as estimates of future trends in claims severity, frequency, judicial theories of liability and other factors. These variables are affected by both internal and external events, such as changes in claims handling procedures, inflation, judicial trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be a significant reporting lag between the occurrence of the insured event and the time it is reported to the Corporation. The inherent uncertainties of estimating reserves are greater for certain types of property and casualty liabilities, particularly for environmental, asbestos and construction defect claims where the technological, judicial and political considerations affecting these types of claims are subject to change and long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are continually refined in a regular and ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting reserves is inherently uncertain, there can be no assurance that current reserves will prove adequate for the Corporation in light of subsequent actual experience.

INTEGRATION; ACHIEVEMENT OF REVENUE ENHANCEMENTS AND EXPENSE SAVINGS

    The pro forma combined results of operations of SAFECO and American States do not necessarily indicate the Corporation's future results. Since SAFECO and American States both engage in the property and casualty insurance business and write many of the same lines of insurance throughout the United States, it is possible that, despite the differences in geographic and product line concentrations of SAFECO and American States, the Corporation could experience a loss of customers and agents as a result of the Acquisition. Management has estimated that capitalizing on cross-selling opportunities and capturing a larger share of business generated by existing agents will produce incremental annual revenues that will increase to approximately $170 million for the year 2000. In addition, management is working to integrate the operations of SAFECO and American States and to achieve significant expense savings by eliminating redundant expenses and facilities, streamlining corporate infrastructure and improving efficiency. Management has identified annual cost savings from the Acquisition that will increase to approximately $80 million for the year 2000. There can be no assurance that the Corporation will generate the projected revenues or achieve the projected savings.

INSURANCE REGULATION

    The Corporation and its insurance subsidiaries are subject to extensive regulation and supervision. This regulation is generally designed to protect the interests of policyholders rather than stockholders and other investors. Such regulation, generally administered by a department of insurance in each state in which the insurance subsidiaries do business, relates to, among other things, the standards of solvency that must be met and maintained; the licensing of insurers and their agents; the nature of and limitations on investments; the ability to withdraw from the state; the approval of premium rates; restrictions on the size of risks that may be insured under a single policy; reserves and provisions for unearned premiums, losses and other purposes; deposits of securities for the benefit of policyholders; approval of policy forms; and the regulation of market conduct, including underwriting and claims practices. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies, holding company issues and other matters. The Corporation's insurance subsidiaries are collectively licensed to transact insurance business in all 50 states and the District of Columbia. See "--Holding Company Structure; Dividend and Distribution Restrictions."

    An insurance company's capacity for premium growth is in part a function of the amount of its statutory surplus. Maintaining appropriate levels of statutory surplus is considered important by state insurance regulatory authorities and the private agencies that rate insurers' claims-paying abilities and financial strength. Failure to maintain certain levels of statutory surplus could result in increased regulatory scrutiny, action by state regulatory authorities or a downgrade by rating agencies.

    The NAIC has adopted a system of assessing minimum capital adequacy which is applicable to the Corporation's insurance subsidiaries. This system, known as risk-based capital ("RBC"), develops a risk profile of the insurer by comparing its adjusted surplus to its required surplus in order to determine whether the insurer merits further regulatory action. At June 30, 1997, the RBC ratios of the Corporation's insurance subsidiaries were substantially in excess of levels that would require regulatory action.

    In recent years the state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that altered and, in many cases, increased state authority to regulate insurance companies and insurance holding companies. Further, the NAIC and state insurance regulators are reexamining existing laws and regulations, specifically focusing on investment laws and regulations, modifications to holding company regulations, codification of statutory accounting practices, RBC guidelines, interpretations of existing laws and the development of new laws. Finally, various consumer movements have exerted pressure on elected officials to regulate or roll back property and casualty insurance rates. While most of these provisions have failed to become law, these initiatives may continue as legislators and regulators try to respond to insurance availability and affordability concerns. The Corporation cannot predict with certainty the effect any proposed or future legislation or NAIC initiative may have on the conduct of its business, its financial condition or its results of operations.

    All 50 states of the United States and the District of Columbia have laws requiring all property and casualty insurance companies doing business within the jurisdiction to participate in guaranty funds or associations, which are organized to pay contractual obligations under insurance policies issued by impaired or insolvent insurance companies and are funded by assessments based on a proportionate share of certain premiums written by such companies. These assessments may increase in the future depending on the rate of insurance company insolvencies. In addition, as a condition to the ability to conduct business in various states, the Corporation's insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase such coverage voluntarily from private insurers. The underwriting results of these pools traditionally have been unprofitable.

COMPETITION

    The insurance business is highly competitive. Competition is based on many factors, including the perceived overall financial strength of the insurer, pricing and other terms and conditions of products offered, levels of customer service (including the speed with which claims are paid) and experience in the business. Some of the insurers that compete with the Corporation have greater financial resources or lower cost structures than the Corporation. The Corporation also competes with insurance companies that use captive agents or salaried employees to sell their products. Because these companies generally do not pay commissions, they may be able to obtain business at a lower cost than the Corporation. In addition, the Corporation competes with organizations offering alternative forms of risk protection, including self-insurance and large-deductible programs. Finally, in recent years marketwide premium rates have leveled or been reduced in certain lines of business in which the Corporation competes.

EXCHANGE OFFER PROCEDURES

    Subject to the conditions set forth in "The Exchange Offer--Conditions to the Exchange Offer," delivery of Exchange Notes in exchange for Original Notes tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (i) certificates for Original Notes or a book-entry confirmation of a book-entry transfer of Original Notes into the Exchange Agent's account at DTC, including an Agent's Message (as defined in "The Exchange Offer--Acceptance for Exchange and Issuance of Exchange Notes") if the tendering holder does not deliver a Letter of Transmittal, (ii) a completed and signed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Therefore, holders of Original Notes desiring to tender such Original Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Corporation is not under a duty to give notification of defects or irregularities with respect to the tenders of Original Notes for exchange.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

    The following unaudited pro forma combined condensed statements of income of the Corporation for the six months ended June 30, 1997 and for the year ended December 31, 1996 present results for the Corporation as if the Acquisition, the issuance of the 8.072% Capital Securities, the issuance of the Notes and the other financings consummated by the Corporation in connection with the Acquisition (including the Related Financings, as hereinafter defined) had occurred at January 1, 1996. See "Capitalization." The accompanying unaudited pro forma combined condensed balance sheet as of June 30, 1997 gives effect to the Acquisition, the issuance of the 8.072% Capital Securities, the issuance of the Notes and the other financings consummated by the Corporation in connection with the Acquisition (including the Related Financings) as if they had occurred as of June 30, 1997. The unaudited pro forma combined condensed financial statements do not purport to represent the Corporation's financial position or the operating results that would have been achieved had the Acquisition been consummated as of the dates indicated and should not be construed as projecting the Corporation's future financial position or operating results. The unaudited pro forma combined condensed financial statements do not reflect any projected revenue increases or cost savings. The pro forma adjustments are based on available information and certain assumptions that the Corporation currently believes are reasonable under the circumstances.

    The unaudited pro forma combined condensed financial statements should be read in conjunction with the accompanying notes thereto, the historical consolidated financial statements of SAFECO as of and for the year ended December 31, 1996 and the six months ended June 30, 1997 and the historical consolidated financial statements of American States as of and for the year ended December 31, 1996 and the six months ended June 30, 1997, in each case incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference."

    The pro forma adjustments are applied to the historical financial statements to account for, among other things, the Acquisition using the purchase method of accounting. Under purchase accounting, the total purchase cost for the Acquisition has been allocated to the assets and liabilities of American States based on their fair values. Allocations are subject to valuations as of the date of the Acquisition based on appraisals and other studies which are not yet completed. Accordingly, the final allocations will be different from the amounts reflected herein. Although the final allocations will differ, the unaudited pro forma combined condensed financial statements reflect management's best estimates based on currently available information as of the date of this Prospectus.

    As part of the Acquisition, SAFECO and Lincoln National Corporation, as the majority stockholder of American States, jointly elected to treat the purchase of American States by SAFECO as an asset acquisition for federal income tax purposes pursuant to Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. This election allows the Corporation to deduct the amortization of goodwill recorded in the Acquisition, thereby significantly improving the Corporation's future cash flows.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                        AS OF JUNE 30, 1997 (UNAUDITED)

                                                               HISTORICAL         PRO FORMA
                                                         ----------------------  ADJUSTMENTS                 PRO
                                                                     AMERICAN     INCREASE      NOTE        FORMA
                                                          SAFECO      STATES     (DECREASE)   REFERENCE   COMBINED
                                                         ---------  -----------  -----------  ---------  -----------
                                                                                (IN MILLIONS)
ASSETS:
  Investments:
    Fixed maturities available-for-sale, at market
      value............................................  $12,238.2   $ 3,787.6    $  (600.0)     (a)      $15,425.8
    Fixed maturities held-to-maturity, at amortized
      cost.............................................    2,698.1          --                              2,698.1
    Marketable equity securities, at market value......    1,501.1       460.6                              1,961.7
    Mortgage loans.....................................      460.3        21.9                                482.2
    Real estate........................................      614.6          --                                614.6
    Short-term investments.............................      110.1        74.2                                184.3
    Other invested assets..............................       59.4        39.4                                 98.8
                                                         ---------  -----------  -----------             -----------
      Total investments................................   17,681.8     4,383.7       (600.0)               21,465.5
  Cash.................................................       80.5        19.3        (42.0)     (b)           57.8
  Accrued investment income............................      247.6        64.9                                312.5
  Finance receivables..................................      913.8          --                                913.8
  Premiums and other service fees receivable...........      486.9       482.8                                969.7
  Reinsurance recoverables.............................      129.9       175.1                                305.0
  Deferred policy acquisition costs....................      411.6       212.3                                623.9
  Deferred federal income taxes recoverable............         --       121.1        102.5      (b)            0.0
                                                                                     (223.6)     (b)
  Land, buildings and equipment for company use........      171.7        31.8                                203.5
  Cost in excess of net assets of acquired
    subsidiaries.......................................       41.1        96.1        (96.1)     (b)        1,525.1
                                                                                    1,484.0      (b)
  Other assets.........................................      223.9        64.8                                288.7
  Separate account assets..............................      662.2          --                                662.2
                                                         ---------  -----------  -----------             -----------
      Total assets.....................................  $21,051.0   $ 5,651.9    $   624.8               $27,327.7
                                                         ---------  -----------  -----------             -----------
                                                         ---------  -----------  -----------             -----------
LIABILITIES AND STOCKHOLDERS' EQUITY:
  Losses, adjustment expense and future policy benefits  $ 2,128.8   $ 2,854.7                   (c)      $ 4,983.5
  Unearned premiums....................................      981.7       746.1                              1,727.8
  Funds held under deposit contracts...................   10,402.8          --                             10,402.8
  Short-term debt......................................      906.3        66.7        (66.7)     (a)        1,644.8
                                                                                      738.5      (a)
  Long-term debt.......................................      434.9       232.9       (232.9)     (a)          634.9
                                                                                      200.0      (a)
  Other liabilities....................................      669.3       334.5         41.0      (b)        1,044.8
                                                                                                 (d)
  Current federal income taxes payable.................       12.3          --                                 12.3
  Deferred federal income taxes payable................      482.1          --       (223.6)     (b)          258.5
  Separate account liabilities.........................      662.2          --                                662.2
                                                         ---------  -----------  -----------             -----------
      Total liabilities................................   16,680.4     4,234.9        456.3                21,371.6
  Corporation-obligated, mandatorily redeemable capital
    securities of subsidiary trusts holding solely
    junior subordinated debentures of the
    Corporation........................................                               990.0      (a)          990.0
                                                         ---------  -----------  -----------             -----------
  Common stock.........................................      227.9       304.5       (304.5)     (e)          823.4
                                                                                      595.5      (a)
  Retained earnings....................................    3,190.4       941.0       (941.0)     (e)        3,190.4
  Unrealized appreciation of investment securities, net
    of tax.............................................      956.6       171.5       (171.5)     (e)          956.6
  Unrealized loss from foreign currency translation,
    net of tax.........................................       (4.3)         --                                 (4.3)
                                                         ---------  -----------  -----------             -----------
      Total stockholders' equity.......................    4,370.6     1,417.0       (821.5)                4,966.1
                                                         ---------  -----------  -----------             -----------
      Total liabilities and stockholders' equity.......  $21,051.0   $ 5,651.9    $   624.8               $27,327.7
                                                         ---------  -----------  -----------             -----------
                                                         ---------  -----------  -----------             -----------

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
               FOR THE SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

                                                                HISTORICAL           PRO FORMA
                                                         ------------------------   ADJUSTMENTS                  PRO
                                                                       AMERICAN      INCREASE       NOTE        FORMA
                                                           SAFECO       STATES      (DECREASE)    REFERENCE   COMBINED
                                                         -----------  -----------  -------------  ---------  -----------
                                                                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
  Insurance:
    Property and casualty earned premiums..............   $ 1,176.4    $   824.1                              $ 2,000.5
    Life and health premiums and other revenues........       134.9         29.0                                  163.9
                                                         -----------  -----------                            -----------
      Total............................................     1,311.3        853.1                                2,164.4
  Real estate..........................................        32.7           --                                   32.7
  Finance..............................................        41.0           --                                   41.0
  Asset management.....................................        11.7           --                                   11.7
  Other................................................        25.1          6.7                                   31.8
  Net investment income................................       583.7        133.0     $   (16.2)      (f)          700.5
  Realized investment gain.............................        40.8         19.4                                   60.2
                                                         -----------  -----------       ------               -----------
      Total revenues...................................     2,046.3      1,012.2         (16.2)                 3,042.3
                                                         -----------  -----------       ------               -----------
                                                         -----------  -----------       ------               -----------
EXPENSES:
  Losses, adjustment expense and policy benefits.......     1,210.3        620.9                                1,831.2
  Commissions..........................................       226.6        148.3                                  374.9
  Interest.............................................        37.4         10.4          17.9       (f)           65.7
  Other................................................       284.9        122.4          24.8       (f)          431.3
                                                                                          (0.8)      (f)
  Amortization of deferred policy acquisition costs....       223.1        169.0                                  392.1
  Deferral of policy acquisition costs.................      (236.1)      (178.1)                                (414.2)
                                                         -----------  -----------       ------               -----------
      Total expenses...................................     1,746.2        892.9          41.9                  2,681.0
                                                         -----------  -----------       ------               -----------
Income before income taxes.............................       300.1        119.3         (58.1)                   361.3
Provision (benefit) for federal income
  taxes................................................        71.4         21.0         (13.1)      (g)           79.3
                                                         -----------  -----------       ------               -----------
Income before distributions on capital securities......       228.7         98.3         (45.0)                   282.0
Distributions on capital securities, net
  of tax...............................................          --           --          26.8       (h)           26.8
                                                         -----------  -----------       ------               -----------
Net income available to common
  stockholders.........................................   $   228.7    $    98.3     $   (71.8)               $   255.2
                                                         -----------  -----------       ------               -----------
                                                         -----------  -----------       ------               -----------
Net income per share of common stock:
  Income before realized gain..........................   $    1.60                                           $    1.56
  Realized gain........................................         .21                                                 .27
                                                         -----------                                         -----------
Net income per share...................................   $    1.81                                           $    1.83
                                                         -----------                                         -----------
                                                         -----------                                         -----------

Weighted average shares outstanding....................       126.3                                  (i)          139.3

                PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                FOR THE YEAR ENDED DECEMBER 31, 1996 (UNAUDITED)

                                                                HISTORICAL           PRO FORMA
                                                         ------------------------   ADJUSTMENTS                  PRO
                                                                       AMERICAN      INCREASE       NOTE        FORMA
                                                           SAFECO       STATES      (DECREASE)    REFERENCE   COMBINED
                                                         -----------  -----------  -------------  ---------  -----------
                                                                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
  Insurance:
    Property and casualty earned premiums..............   $ 2,275.4    $ 1,617.2                              $ 3,892.6
    Life and health premiums and other revenues........       265.9         56.9                                  322.8
                                                         -----------  -----------                            -----------
      Total............................................     2,541.3      1,674.1                                4,215.4
  Real estate..........................................        79.9           --                                   79.9
  Finance..............................................        75.7           --                                   75.7
  Asset management.....................................        23.2           --                                   23.2
  Other................................................        38.5           --                                   38.5
  Net investment income................................     1,116.7        274.3     $   (32.4)      (f)        1,358.6
  Realized investment gain.............................        90.1         35.6                                  125.7
                                                         -----------  -----------  -------------             -----------
      Total revenues...................................     3,965.4      1,984.0         (32.4)                 5,917.0
                                                         -----------  -----------  -------------             -----------
EXPENSES:
  Losses, adjustment expense and policy benefits.......     2,362.7      1,248.9                                3,611.6
  Commissions..........................................       415.7        283.0                                  698.7
  Interest.............................................        72.4         12.4          35.8       (f)          120.6
  Other................................................       552.6        243.8          49.5       (f)          844.4
                                                                                          (1.5)      (f)
  Amortization of deferred policy acquisition costs....       426.9        338.0                                  764.9
  Deferral of policy acquisition costs.................      (443.4)      (337.8)                                (781.2)
                                                         -----------  -----------  -------------             -----------
      Total expenses...................................     3,386.9      1,788.3          83.8                  5,259.0
                                                         -----------  -----------  -------------             -----------
Income before income taxes.............................       578.5        195.7        (116.2)                   658.0
Provision (benefit) for federal income
  taxes................................................       139.5         26.0         (26.2)      (g)          139.3
                                                         -----------  -----------  -------------             -----------
Income before distributions on capital securities......       439.0        169.7         (90.0)                   518.7
Distributions on capital securities, net
  of tax...............................................          --           --          53.6       (h)           53.6
                                                         -----------  -----------  -------------             -----------
Net income available to common
  stockholders.........................................   $   439.0    $   169.7     $  (143.6)               $   465.1
                                                         -----------  -----------  -------------             -----------
                                                         -----------  -----------  -------------             -----------
Net income per share of common stock:
  Income before realized gain..........................   $    3.02                                           $    2.75
  Realized gain........................................         .46                                                 .59
                                                         -----------                                         -----------
Net income per share...................................   $    3.48                                           $    3.34
                                                         -----------                                         -----------
                                                         -----------                                         -----------

Weighted average shares outstanding....................       126.1                                  (i)          139.1

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
                      (IN MILLIONS, EXCEPT SHARE AMOUNTS)

    (a) The following adjustments reflect the funding of the Acquisition:

SOURCES:
  Proceeds from issuance of commercial paper (after application of the net proceeds of $595.5 from issuance of common stock and the issuance of an
    additional $150 aggregate liquidation amount of capital securities)...........  $   738.5
  Proceeds from issuance of Notes.................................................      200.0
  Net proceeds from issuance of capital securities................................      990.0
  Net proceeds from issuance of common stock......................................      595.5
  Dividend from SAFECO's property and casualty subsidiaries.......................      600.0
                                                                                    ---------
    Total.........................................................................  $ 3,124.0
                                                                                    ---------
                                                                                    ---------
USES:
  Purchase price of outstanding shares of common stock of American States
    (60,093,615 shares x $47).....................................................  $ 2,824.4
  Retirement of American States debt..............................................      299.6
                                                                                    ---------
    Total.........................................................................  $ 3,124.0
                                                                                    ---------
                                                                                    ---------

    (b) The following adjustments result from the allocation of the purchase price for the Acquisition based on the fair value of the net assets acquired:

                                                                                                           DEBIT
                                                                                                         (CREDIT)
                                                                                                         ---------
ASSETS:
  Record the direct out-of-pocket costs of the Acquisition.............................................  $   (42.0)
  Adjustment to reflect the deferred tax benefit of purchase accounting adjustments....................      102.5
  Net American States' deferred tax asset against SAFECO's deferred tax liability......................     (223.6)
  Eliminate American States' goodwill..................................................................      (96.1)
  Record the excess of the cost to acquire American States over the fair value of net assets acquired
    (goodwill).........................................................................................    1,484.0

LIABILITIES:
  Adjustments to other liabilities:
    Record lease-related fair value adjustments........................................................  $   (18.0)
    Record the estimated liability for change of control and other costs for certain executive officers
     and employees of American States..................................................................      (30.0)
    Increase liability for pension obligations.........................................................       (9.6)
    Reduce liability for postretirement obligations....................................................       16.6
                                                                                                         ---------
      Total adjustments to other liabilities...........................................................  $   (41.0)
                                                                                                         ---------
                                                                                                         ---------

    (c) Adjustments of unpaid loss and loss adjustment expense resulting from the Corporation's evaluation of American States' reserves will be recorded in operations in the period determined. The Corporation expects to record $40.0 of additional reserves in the fourth quarter of 1997, which will result in an after-tax charge of $26.0 for such quarter.

    (d) The Corporation expects to accrue in the fourth quarter of 1997 an estimated liability of $23.0 ($15.0 after-tax) for first-year incentive commissions on certain American States' personal lines business.

                                                        (CONTINUED ON NEXT PAGE)

(CONTINUED FROM PREVIOUS PAGE)

    (e) Adjustment to eliminate American States' equity:

          Common stock.............................................................  $  (304.5)
          Retained earnings........................................................     (941.0)
          Unrealized gain..........................................................     (171.5)

    (f) The following adjustments reflect the annual income statement effect of the pro forma adjustments. The income statement adjustments for the six-month period ended June 30, 1997 are equal to one-half of the annual amounts presented:

                                                                                                   ANNUAL INCREASE
                                                                                                    (DECREASE) IN
                                                                                                    PRETAX INCOME
                                                                                                   ---------------
INVESTMENT INCOME:
  Loss of investment income due to dividend from SAFECO's property and casualty subsidiaries
    ($600.0 x 5.4%, rate based on market yields for tax-exempt securities at September 5,
    1997)........................................................................................     $   (32.4)

INTEREST EXPENSE:
  Retire existing American States debt ($100.0 x 7 1/8%, $200.0 x 6.7%)..........................     $    20.5
  Commercial paper interest expense ($738.5 x 5.7%)..............................................         (42.1)
  Notes interest expense ($200.0 x 7.1%).........................................................         (14.2)
                                                                                                        -------
    Total interest expense effect................................................................         (35.8)
                                                                                                        -------
  Record the amortization of goodwill over 30 years..............................................         (49.5)
  Record amortization of unfavorable lease obligation............................................           1.5
                                                                                                        -------
    Total pretax income effect...................................................................     $  (116.2)
                                                                                                        -------

    (g) Record income tax expense (benefit) of the pro forma adjustments.........................     $   (26.2)

    (h) Distributions on capital securities, net of tax
        ($1,000 x 8.25% = 82.5) x (100% - 35%)...................................................     $    53.6

    The interest rate on the Notes and the distribution rate on the capital securities are based on effective cost, including the cost of an interest rate lock, of the Notes and the Capital Securities. The Corporation issued $1,500 of commercial paper in late September 1997 ($750 on September 26, 1997 and $750 on September 29, 1997) at interest rates ranging from 5.65% to 5.70% and maturities ranging from October 20, 1997 to January 29, 1998 and used all but $16 to finance the Acquisition. The Corporation, through a subsidiary trust, may issue an additional $150 aggregate liquidation amount of capital securities in 1997 to retire a like amount of commercial paper.

    (i) Reflects the issuance of shares of Common Stock at a public offering price of $47.50 per share and gross proceeds of $617.5.

                               SAFECO CORPORATION

    The Corporation is one of the largest property and casualty insurance companies in the United States. On a pro forma basis giving effect to the Acquisition and the Related Financings, the Corporation had consolidated revenues of $5.9 billion in 1996, and total assets of $27.3 billion and total stockholders' equity of $5.0 billion at June 30, 1997. The Corporation provides a broad range of personal and commercial property and casualty insurance to individuals, businesses, government entities and associations. SAFECO and American States have each underwritten property and casualty insurance since the 1920s. Through its insurance subsidiaries, the Corporation is licensed as a property and casualty insurer in all 50 states and the District of Columbia, with a significant presence in the Pacific Northwest and the Midwest. The Corporation's property and casualty operations generated approximately 92% of the Corporation's insurance revenues in 1996. Of the Corporation's 1996 net written property and casualty premiums of $3.9 billion, personal and commercial lines accounted for 60% and 40%, respectively.

    The Corporation also offers annuities, retirement services and group life and health and individual life insurance. In addition, the Corporation conducts commercial lending and leasing, asset management, insurance agency and financial services distribution operations, and real estate investment and management.

    The Corporation's principal executive officers are located at 4333 Brooklyn Avenue N.E., Seattle, Washington 98185, and its telephone number is (206) 545-5000.

    The Corporation is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. For further information regarding the Corporation, holders of Original Notes may refer to such reports, proxy statements and other information which are available as described in "Available Information" and "Incorporation of Certain Documents by Reference."

                                USE OF PROCEEDS

    This Exchange Offer is intended to satisfy certain obligations of the Corporation under the Registration Rights Agreement. The Corporation will not receive any proceeds from the issuance of the Exchange Notes offered hereby and has agreed to pay the expenses of the Exchange Offer. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Corporation will receive, in exchange, Original Notes representing an equal aggregate principal amount at maturity. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Original Notes, except as otherwise described in "The Exchange Offer--Terms of the Exchange Offer." The Original Notes surrendered in the exchange for Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in the outstanding debt of the Corporation.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
       EARNINGS TO FIXED CHARGES AND DISTRIBUTIONS ON CAPITAL SECURITIES

    The following table sets forth the Corporation's ratios of earnings to fixed charges and earnings to fixed charges and distributions on capital securities:

                                                 PRO FORMA
                                     ----------------------------------
                                        SIX MONTHS        YEAR ENDED       SIX MONTHS         YEARS ENDED DECEMBER 31,
                                           ENDED           DEC. 31,           ENDED       ---------------------------------
                                       JUNE 30,1997          1996         JUNE 30, 1997     1996       1995        1994
                                     -----------------  ---------------  ---------------  ---------  ---------     -----
Ratio of earnings to fixed
 charges(1)........................            6.0               6.0              8.4           8.6        6.7         6.2
Ratio of earnings to fixed charges
 and distributions on capital
 securities........................            3.8               3.7              8.4           8.6        6.7         6.2
Ratio of earnings to fixed charges
 excluding SAFECO Credit Company,
 Inc.(1)...........................            8.8               8.7             21.9          20.4       11.5         9.5
Ratio of earnings to fixed charges
 and distributions on capital
 securities, excluding SAFECO
 Credit Company, Inc...............            4.6               4.3             21.9          20.4       11.5         9.5


                                       1993       1992
                                     ---------  ---------
Ratio of earnings to fixed
 charges(1)........................       10.1        7.0
Ratio of earnings to fixed charges
 and distributions on capital
 securities........................       10.1        7.0
Ratio of earnings to fixed charges
 excluding SAFECO Credit Company,
 Inc.(1)...........................       16.1       10.6
Ratio of earnings to fixed charges
 and distributions on capital
 securities, excluding SAFECO
 Credit Company, Inc...............       16.1       10.6

------------------------

(1) Excludes distributions on capital securities.

    For purposes of computing the ratios of earnings to fixed charges, earnings represent net income before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. Fixed charges include all interest expense, distributions on capital securities (except where noted) and the proportion deemed representative of the interest factor of rent expense. The table also presents the pro forma ratios of earnings to fixed charges for the six months ended June 30, 1997 and for the year ended December 31, 1996 as if the Acquisition and related transactions had been consummated on January 1, 1996.

                                 CAPITALIZATION

    The following table sets forth the unaudited consolidated capitalization of SAFECO as of June 30, 1997, as adjusted to reflect the consummation of the Acquisition and the issuance of an additional $150 million aggregate liquidation amount of capital securities, $1,334 million of commercial paper and the issuance of Common Stock in an equity offering with net proceeds of $595.5 million (collectively, the "Related Financings"), and as further adjusted to reflect the issuance of the 8.072% Capital Securities and the Notes and the application of the net proceeds therefrom. The issuance of the Exchange Notes and the Exchange Capital Securities will have no effect on the capitalization of the Corporation. The information presented below should be read in conjunction with the historical consolidated financial statements of SAFECO and the related notes thereto, the historical consolidated financial statements of American States and the related notes thereto and the unaudited pro forma combined condensed financial statements of the Corporation, included elsewhere in this Prospectus or incorporated by reference herein from the SAFECO Annual Report and the American States Annual Report (each as defined in "Selected Financial Information"), as the case may be.

                                                                    JUNE 30, 1997
                                                    ----------------------------------------------
                                                              AS ADJUSTED FOR    AS ADJUSTED FOR
                                                              THE ACQUISITION   THE 8.072% CAPITAL
                                                     SAFECO   AND THE RELATED   SECURITIES AND THE
                                                     ACTUAL     FINANCINGS            NOTES
                                                    --------  ---------------   ------------------
                                                                    (IN MILLIONS)
Credit company debt...............................  $  907.7     $  907.7            $  907.7
Commercial paper(1)...............................        --      1,334.0               738.5
7 7/8% Notes due 2005.............................     200.0        200.0               200.0
Notes.............................................        --        200.0               200.0
Other notes and mortgages.........................     233.5        233.5               233.5
                                                    --------  ---------------        --------
        Total debt................................   1,341.2      2,875.2             2,279.7

Corporation-obligated, mandatorily redeemable
  capital securities of subsidiary trusts holding
  solely junior subordinated debentures of the
  Corporation.....................................        --        990.0               990.0
Total stockholders' equity........................   4,370.6      4,370.6             4,966.1
                                                    --------  ---------------        --------
        Total capitalization......................  $5,711.8     $8,235.8            $8,235.8
                                                    --------  ---------------        --------
                                                    --------  ---------------        --------

------------------------

(1) The Corporation issued $1,500 million of commercial paper in late September 1997 and used all but $16 million to finance the Acquisition. The $1,334 million of commercial paper is net of the $16 million not used to finance the Acquisition and the $150 million aggregate liquidation amount of capital securities that may be issued in the fourth quarter of 1997.

                         SELECTED FINANCIAL INFORMATION

SELECTED GAAP CONSOLIDATED HISTORICAL FINANCIAL INFORMATION OF SAFECO

    The selected consolidated financial information presented below is derived from the consolidated financial statements of SAFECO and its subsidiaries. Such financial statements have been audited by Ernst & Young LLP, independent auditors, for each of the three years in the period ended December 31, 1996. The consolidated financial statements of SAFECO and its subsidiaries as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 are incorporated by reference to the SAFECO Annual Report on Form 10-K for the year ended December 31, 1996 (the "SAFECO Annual Report"), and the information set forth below should be read in conjunction with such consolidated financial statements and the notes thereto. See "Incorporation of Certain Documents by Reference." The selected consolidated financial information as of June 30, 1997 and for the six months ended June 30, 1997 and 1996 are derived from unaudited consolidated financial statements of SAFECO which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such financial information. The results for the six months ended June 30, 1997 do not necessarily indicate the results for the entire year.

                                                            SIX MONTHS ENDED
                                                                JUNE 30,            YEAR ENDED DECEMBER 31,
                                                          --------------------  -------------------------------
                                                            1997       1996       1996       1995       1994
                                                          ---------  ---------  ---------  ---------  ---------
                                                                 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues:
  Insurance:
    Property and casualty earned premiums...............  $ 1,176.4  $ 1,112.4  $ 2,275.4  $ 2,162.1  $ 2,053.4
    Life and health premiums and other revenues.........      134.9      132.3      265.9      261.6      276.8
                                                          ---------  ---------  ---------  ---------  ---------
      Total.............................................    1,311.3    1,244.7    2,541.3    2,423.7    2,330.2
  Other.................................................      110.5      106.3      217.3      191.6      201.8
  Net investment income.................................      583.7      549.8    1,116.7    1,075.3      991.6
  Realized investment gain..............................       40.8       52.8       90.1       64.3       39.0
                                                          ---------  ---------  ---------  ---------  ---------
      Total revenues....................................    2,046.3    1,953.6    3,965.4    3,754.9    3,562.6
                                                          ---------  ---------  ---------  ---------  ---------
Expenses:
  Losses, adjustment expense and policy benefits........    1,210.3    1,167.7    2,362.7    2,250.4    2,202.3
  Commissions...........................................      226.6      201.4      415.7      401.2      394.1
  Interest..............................................       37.4       35.4       72.4       85.4       70.3
  Other.................................................      271.9      264.3      536.1      504.1      506.2
                                                          ---------  ---------  ---------  ---------  ---------
      Total expenses....................................    1,746.2    1,668.8    3,386.9    3,241.1    3,172.9
                                                          ---------  ---------  ---------  ---------  ---------
Income before income taxes..............................      300.1      284.8      578.5      513.8      389.7
Provision for federal income taxes......................       71.4       68.1      139.5      114.8       75.3
                                                          ---------  ---------  ---------  ---------  ---------
Net income..............................................  $   228.7  $   216.7  $   439.0  $   399.0  $   314.4
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------
Net income per share of common stock:
  Income before realized gain...........................  $    1.60  $    1.45  $    3.02  $    2.84  $    2.29
  Realized gain.........................................        .21        .27        .46        .33        .21
                                                          ---------  ---------  ---------  ---------  ---------
Net income per share....................................  $    1.81  $    1.72  $    3.48  $    3.17  $    2.50
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------
Weighted average shares outstanding.....................      126.3      126.0      126.1      126.0      125.9

                                                        (CONTINUED ON NEXT PAGE)

(CONTINUED FROM PREVIOUS PAGE)

                                                                                        AT DECEMBER 31,
                                                                  AT JUNE 30,  ----------------------------------
                                                                     1997         1996        1995        1994
                                                                  -----------  ----------  ----------  ----------
                                                                           (IN MILLIONS, EXCEPT RATIOS)
BALANCE SHEET DATA:
Assets:
  Investments:
    Fixed maturities available-for-sale, at market value........   $12,238.2   $ 11,936.2  $ 11,928.1  $  9,509.1
    Fixed maturities held-to-maturity, at amortized cost........     2,698.1      2,488.3     2,044.5     2,053.1
    Marketable equity securities, at market value...............     1,501.1      1,298.8     1,119.4       855.1
    Other invested assets.......................................     1,244.4      1,166.2     1,040.2     1,049.7
                                                                  -----------  ----------  ----------  ----------
      Total investments.........................................    17,681.8     16,889.5    16,132.2    13,467.0
  Finance receivables...........................................       913.8        829.1       741.2       619.1
  Premiums and other service fees receivable....................       486.9        467.2       444.6       418.7
  Deferred policy acquisition costs.............................       411.6        396.1       356.4       388.8
  Other assets..................................................       894.7        844.6       817.0       849.8
  Separate account assets.......................................       662.2        491.2       276.4       158.3
                                                                  -----------  ----------  ----------  ----------
      Total assets..............................................   $21,051.0   $ 19,917.7  $ 18,767.8  $ 15,901.7
                                                                  -----------  ----------  ----------  ----------
                                                                  -----------  ----------  ----------  ----------
Liabilities and Stockholders' Equity:
  Losses, adjustment expense and future policy benefits.........   $ 2,128.8   $  2,237.8  $  2,361.3  $  2,421.2
  Unearned premiums.............................................       981.7        946.9       910.8       867.0
  Funds held under deposit contracts............................    10,402.8      9,792.7     8,756.4     7,988.5
  Short-term debt...............................................       906.3        793.4       608.6       639.3
  Long-term debt................................................       434.9        440.1       458.9       343.6
  Other liabilities.............................................     1,163.7      1,100.3     1,412.8       654.3
  Separate account liabilities..................................       662.2        491.2       276.4       158.3
                                                                  -----------  ----------  ----------  ----------
      Total liabilities.........................................    16,680.4     15,802.4    14,785.2    13,072.2
                                                                  -----------  ----------  ----------  ----------
  Common stock..................................................       227.9        225.3       217.4       211.2
  Retained earnings.............................................     3,190.4      3,042.2     2,755.5     2,495.8
  Unrealized appreciation of investment securities, net of
    tax/other...................................................       952.3        847.8     1,009.7       122.5
                                                                  -----------  ----------  ----------  ----------
      Total stockholders' equity................................     4,370.6      4,115.3     3,982.6     2,829.5
                                                                  -----------  ----------  ----------  ----------
      Total liabilities and stockholders' equity................   $21,051.0   $ 19,917.7  $ 18,767.8  $ 15,901.7
                                                                  -----------  ----------  ----------  ----------
                                                                  -----------  ----------  ----------  ----------
OTHER PROPERTY AND CASUALTY DATA-- STATUTORY BASIS:
Policyholders' surplus(1).......................................   $ 2,431.1   $  2,166.2  $  1,864.7  $  1,506.1
Ratio of net written premiums to policyholders' surplus(2)......         1.0x         1.1x        1.2x        1.4x
Combined ratio(3)...............................................        97.6%        98.8%       99.6%      103.6%
Industry combined ratio(4)......................................         N/A        105.8%      106.5%      108.4%

--------------------------

(1) Excludes surplus of SAFECO's life and health subsidiaries of $619.0, $587.7, $504.7 and $416.8 at June 30, 1997 and December 31, 1996, 1995 and 1994,
    respectively.

(2) Annual ratios represent statutory net written premiums for the year divided by statutory policyholders' surplus at the end of the year attributable to the property and casualty business. The six-month ratio is based on annualized statutory net written premiums divided by statutory policyholders' surplus at the end of the six-month period.

(3) The combined ratio is an industry measurement of the results of property and casualty insurance underwriting. This ratio is the sum of the ratio of incurred losses and loss adjustment expenses to net earned premiums (the "loss and LAE ratio"), the ratio of underwriting expenses incurred to net written premiums (the "underwriting expense ratio") and, where applicable, the ratio of dividends to policyholders to net earned premiums. A combined ratio under 100% generally indicates an underwriting profit; a combined ratio over 100% generally indicates an underwriting loss.

(4) Source: A.M. Best; data for 1997 are not yet available.

SELECTED GAAP CONSOLIDATED HISTORICAL FINANCIAL INFORMATION OF AMERICAN STATES

    The selected consolidated financial information presented below is derived from the consolidated financial statements of American States and its subsidiaries. Such financial statements have been audited by Ernst & Young LLP, independent auditors, for each of the three years in the period ended December 31, 1996. The consolidated financial statements of American States and its subsidiaries as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 are incorporated by reference to the American States Annual Report on Form 10-K, Form 10-K/A(1) and Form 10-K/A(2) for the year ended December 31, 1996 (collectively, the "American States Annual Report"), and the information set forth below should be read in conjunction with such consolidated financial statements and the notes thereto. See "Incorporation of Certain Documents by Reference." The selected consolidated financial information as of June 30, 1997 and for the six months ended June 30, 1997 and 1996 are derived from unaudited consolidated financial statements of American States which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such financial information. The results for the six months ended June 30, 1997 do not necessarily indicate the results for the entire year.

                                                            SIX MONTHS ENDED
                                                                JUNE 30,            YEAR ENDED DECEMBER 31,
                                                          --------------------  -------------------------------
                                                            1997       1996       1996       1995       1994
                                                          ---------  ---------  ---------  ---------  ---------
                                                                              (IN MILLIONS)
INCOME STATEMENT DATA:
Revenues:
  Insurance:
    Property and casualty earned premiums...............  $   824.1  $   819.6  $ 1,617.2  $ 1,689.6  $ 1,693.5
    Life and health premiums and other revenues.........       29.0       28.9       56.9       56.8       52.5
                                                          ---------  ---------  ---------  ---------  ---------
      Total.............................................      853.1      848.5    1,674.1    1,746.4    1,746.0
  Other.................................................        6.7         --         --      (28.4)        --
  Net investment income.................................      133.0      134.5      274.3      266.6      260.5
  Realized investment gain..............................       19.4       28.4       35.6       41.0       19.9
                                                          ---------  ---------  ---------  ---------  ---------
      Total revenues....................................    1,012.2    1,011.4    1,984.0    2,025.6    2,026.4
                                                          ---------  ---------  ---------  ---------  ---------
Expenses:
  Losses, adjustment expense and policy benefits........      620.9      655.9    1,248.9    1,242.3    1,272.0
  Commissions...........................................      140.8      144.4      283.0      291.6      296.9
  Interest..............................................       10.4        1.8       12.4         --         --
  Other.................................................      120.8      122.4      244.0      282.6      257.2
                                                          ---------  ---------  ---------  ---------  ---------
      Total expenses....................................      892.9      924.5    1,788.3    1,816.5    1,826.1
                                                          ---------  ---------  ---------  ---------  ---------
Income before income taxes..............................      119.3       86.9      195.7      209.1      200.3
Provision for federal income taxes......................       21.0       10.2       26.0       30.8       15.7
                                                          ---------  ---------  ---------  ---------  ---------
Net income..............................................  $    98.3  $    76.7  $   169.7  $   178.3  $   184.6
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------
Net income before realized investment gain..............  $    88.0  $    59.6  $   146.2  $   156.7  $   171.6

                                                        (CONTINUED ON NEXT PAGE)

(CONTINUED FROM PREVIOUS PAGE)

                                                                                         AT DECEMBER 31,
                                                                    AT JUNE 30,  -------------------------------
                                                                       1997        1996       1995       1994
                                                                    -----------  ---------  ---------  ---------
                                                                            (IN MILLIONS, EXCEPT RATIOS)
BALANCE SHEET DATA:
Assets:
  Investments:
    Fixed maturities available-for-sale, at market value..........   $ 3,787.6   $ 3,763.9  $ 3,860.9  $ 3,429.9
    Marketable equity securities, at market value.................       460.6       435.1      437.7      522.5
    Other invested assets.........................................       135.5       143.6      131.6      188.9
                                                                    -----------  ---------  ---------  ---------
      Total investments...........................................     4,383.7     4,342.6    4,430.2    4,141.3
  Premiums receivable.............................................       482.8       413.4      377.8      384.0
  Deferred policy acquisition costs...............................       212.3       202.2      199.2      210.8
  Other assets....................................................       573.1       582.9      532.0      683.2
                                                                    -----------  ---------  ---------  ---------
      Total assets................................................   $ 5,651.9   $ 5,541.1  $ 5,539.2  $ 5,419.3
                                                                    -----------  ---------  ---------  ---------
                                                                    -----------  ---------  ---------  ---------
Liabilities and Stockholders' Equity:
  Losses, adjustment expense and future policy benefits...........   $ 2,854.7   $ 2,868.3  $ 2,828.3  $ 2,878.2
  Unearned premiums...............................................       746.1       712.0      718.5      725.4
  Short-term debt.................................................        66.7        66.7         --         --
  Long-term debt..................................................       232.9       232.9         --         --
  Other liabilities...............................................       334.5       325.2      323.7      347.1
                                                                    -----------  ---------  ---------  ---------
      Total liabilities...........................................     4,234.9     4,205.1    3,870.5    3,950.7
                                                                    -----------  ---------  ---------  ---------
  Common stock....................................................       304.5       304.5      387.5      387.5
  Retained earnings...............................................       941.0       867.9    1,069.4    1,090.1
  Unrealized appreciation (depreciation) of investment securities,
    net of tax....................................................       171.5       163.6      211.8       (9.0)
                                                                    -----------  ---------  ---------  ---------
      Total stockholders' equity..................................     1,417.0     1,336.0    1,668.7    1,468.6
                                                                    -----------  ---------  ---------  ---------
      Total liabilities and stockholders' equity..................   $ 5,651.9   $ 5,541.1  $ 5,539.2  $ 5,419.3
                                                                    -----------  ---------  ---------  ---------
                                                                    -----------  ---------  ---------  ---------

OTHER PROPERTY AND CASUALTY DATA--STATUTORY BASIS:
Policyholders' surplus(1).........................................   $ 1,092.9   $   966.0  $ 1,011.0  $   980.7
Ratio of net written premiums to policyholders' surplus(2)........         1.5x        1.7x       1.7x       1.7x
Combined ratio(3).................................................       102.9%      105.8%     103.6%     104.6%
Industry combined ratio(4)........................................         N/A       105.8%     106.5%     108.4%

------------------------

(1) Excludes surplus of American States Life Insurance Company of $60.6, $57.4, $51.7 and $61.2 at June 30, 1997 and December 31, 1996, 1995 and 1994,
    respectively.

(2) Annual ratios represent statutory net written premiums for the year divided by statutory policyholders' surplus at the end of the year attributable to the property and casualty business. The six-month ratio is based on annualized statutory net written premiums divided by statutory policyholders' surplus at the end of the six-month period.

(3) The combined ratio is an industry measurement of the results of property and casualty insurance underwriting. This ratio is the sum of the loss and LAE ratio, the underwriting expense ratio and, where applicable, the ratio of dividends to policyholders to net earned premiums. A combined ratio under 100% generally indicates an underwriting profit; a combined ratio over 100% generally indicates an underwriting loss.

(4) Source: A.M. Best; data for 1997 are not yet available.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

    In connection with the sale of the Original Notes, the Corporation entered into the Registration Rights Agreement with the Initial Purchaser, pursuant to which the Corporation agreed to file and to use reasonable efforts to cause to become effective with the Commission a registration statement with respect to the exchange of the Original Notes for notes with terms identical in all material respects to the terms of the Original Notes. A copy of the Registration Rights Agreement has been filed as an Exhibit to the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

    The Exchange Offer is being made to satisfy the contractual obligations of the Corporation under the Registration Rights Agreement. The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes except that the Exchange Notes have been registered under the Securities Act and will not be subject to certain restrictions on transfer applicable to the Original Notes, and will not provide for any increase in the interest rate thereon. In that regard, the Original Notes provide, among other things, that, if a registration statement relating to the Exchange Offer has not been filed by December 8, 1997 and declared effective by January 21, 1998, the interest rate borne by the Original Notes will increase by 0.50% per annum until such registration statement is filed or declared effective, as the case may be. Upon consummation of the Exchange Offer, holders of Original Notes will not be entitled to any increase in the interest rate thereon or any further registration rights under the Registration Rights Agreement, except under limited circumstances. See "Risk Factors--Consequences of a Failure to Exchange Original Notes" and "Description of Exchange Notes."

    The Exchange Offer is not being made to, nor will the Corporation accept tenders for exchange from, holders of Original Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

    Unless the context requires otherwise, the term "holder" with respect to the Exchange Offer means any person in whose name the Original Notes are registered on the books of the Corporation or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Original Notes are held of record by DTC who desires to deliver such Original Notes by book-entry transfer at DTC.

TERMS OF THE EXCHANGE OFFER

    The Corporation hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, to exchange up to $200,000,000 aggregate principal amount of Exchange Notes for a like aggregate principal amount of Original Notes properly tendered on or prior to the Expiration Date and not properly withdrawn in accordance with the procedures described below. The Corporation will issue, promptly after the Expiration Date, an aggregate principal amount of up to $200,000,000 of Exchange Notes in exchange for a like principal amount of outstanding
Original Notes tendered and accepted in connection with the Exchange Offer. Holders may tender their Original Notes in whole or in part in an aggregate principal amount of $100,000 and integral multiples of $1,000 in excess thereof.

    The Exchange Offer is not conditioned upon any minimum principal amount of Original Notes being tendered. As of the date of this Prospectus, $200,000,000 aggregate principal amount of the Original Notes is outstanding.

    Holders of Original Notes do not have any appraisal or dissenters' rights in connection with the Exchange Offer. Original Notes which are not tendered for or are tendered but not accepted in connection with the Exchange Offer will remain outstanding and be entitled to the benefits of the Indenture, but will not be entitled to any further registration rights under the Registration Rights Agreement, except under limited circumstances. See "Risk Factors--Consequences of a Failure to Exchange Original Notes" and "Description of Exchange Notes."

    If any tendered Original Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Original Notes will be returned, without expense, to the tendering holder thereof promptly after the Expiration Date.

    Holders who tender Original Notes in connection with the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Original Notes in connection with the Exchange Offer. The Corporation will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "--Fees and Expenses."

    NEITHER THE CORPORATION NOR THE BOARD OF DIRECTORS OF THE CORPORATION MAKES ANY RECOMMENDATION TO HOLDERS OF ORIGINAL NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR ORIGINAL NOTES PURSUANT TO THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF ORIGINAL NOTES MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER AND, IF SO, THE AGGREGATE AMOUNT OF ORIGINAL NOTES TO TENDER BASED ON SUCH HOLDERS' OWN FINANCIAL POSITIONS AND REQUIREMENTS.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The term "Expiration Date" means 5:00 p.m., New York City time, on
            , 1997 unless the Exchange Offer is extended by the Corporation (in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended).

    The Corporation expressly reserves the right in its sole and absolute discretion, subject to applicable law, at any time and from time to time, (i) to delay the acceptance of the Original Notes for exchange, (ii) to terminate the Exchange Offer (whether or not any Original Notes have theretofore been accepted for exchange) if the Corporation determines, in its sole and absolute discretion, that any of the events or conditions referred to in "--Conditions to the Exchange Offer" have occurred or exist or have not been satisfied, (iii) to extend the Expiration Date of the Exchange Offer and retain all Original Notes tendered pursuant to the Exchange Offer, subject, however, to the right of holders of Original Notes to withdraw their tendered Original Notes as described in "--Withdrawal Rights," and (iv) to waive any condition or otherwise amend the terms of the Exchange Offer in any respect.

    If the Exchange Offer is amended in a manner determined by the Corporation to constitute a material change, or if the Corporation waives a material condition of the Exchange Offer, the Corporation will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the holders of the Original Notes, and the Corporation will extend the Exchange Offer to the extent required by Rule 14e-1 under the Exchange Act.

    Any such delay in acceptance, extension, termination or amendment will be followed promptly by oral or written notice thereof to the Exchange Agent and by making a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Corporation may choose to make any public announcement and subject to applicable law, the Corporation shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

ACCEPTANCE FOR EXCHANGE AND ISSUANCE OF EXCHANGE NOTES

    Upon the terms and subject to the conditions of the Exchange Offer, the Corporation will exchange Exchange Notes for Original Notes validly tendered and not withdrawn (pursuant to the withdrawal rights described in "--Withdrawal Rights") promptly after the Expiration Date.

    Subject to the conditions set forth in "--Conditions to the Exchange Offer," delivery of Exchange Notes in exchange for Original Notes tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of (i) certificates for Original Notes or a book-entry confirmation of a book-entry transfer of Original Notes into the Exchange Agent's account at DTC, including an Agent's Message if the tendering holder does not deliver a Letter of Transmittal, (ii) a completed and signed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, the delivery of Exchange Notes might not be made to all tendering holders at the same time, and will depend upon when certificates for Original Notes, book-entry confirmations with respect to Original Notes and other required documents are received by the Exchange Agent.

    The term "book-entry confirmation" means a timely confirmation of a book-entry transfer of Original Notes into the Exchange Agent's account at DTC. See "--Procedures for Tendering Original Notes-- Book-Entry Transfer." The term "Agent's Message" means a message, transmitted by DTC to and received by the Exchange Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and that the Corporation may enforce such Letter of Transmittal against such participant.

    Subject to the terms and conditions of the Exchange Offer, the Corporation will be deemed to have accepted for exchange, and thereby exchanged, Original Notes validly tendered and not withdrawn as, if and when the Corporation gives oral or written notice to the Exchange Agent of the Corporation's acceptance of such Original Notes for exchange pursuant to the Exchange Offer. The Exchange Agent will act as agent for the Corporation for the purpose of receiving tenders of Original Notes, Letters of Transmittal and related documents, and as agent for tendering holders for the purpose of receiving Original Notes, Letters of Transmittal and related documents and transmitting Exchange Notes which will not be held in global form by DTC or a nominee of DTC to validly tendering holders. Such exchange will be made promptly after the Expiration Date. If for any reason whatsoever, acceptance for exchange or the exchange of any Original Notes tendered pursuant to the Exchange Offer is delayed (whether before or after the Corporation's acceptance for exchange of Original Notes) or the Corporation extends the Exchange Offer or is unable to accept for exchange or exchange Original Notes tendered pursuant to the Exchange Offer, then, without prejudice to the Corporation's rights set forth herein, the Exchange Agent may, nevertheless, on behalf of the Corporation and subject to Rule 14e-1(c) under the Exchange Act, retain tendered Original Notes and such Original Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described in "--Withdrawal Rights."

    Pursuant to an Agent's Message or a Letter of Transmittal, a holder of Original Notes will represent, warrant and agree in the Letter of Transmittal that it has full power and authority to tender, exchange, sell, assign and transfer Original Notes, that the Corporation will acquire good, marketable and unencumbered title to the tendered Original Notes, free and clear of all liens, restrictions, charges and encumbrances, and the Original Notes tendered for exchange are not subject to any adverse claims or proxies. The holder also will warrant and agree that it will, upon request, execute and deliver any additional documents deemed by the Corporation or the Exchange Agent to be necessary or desirable to complete the exchange, sale, assignment, and transfer of the Original Notes tendered pursuant to the Exchange Offer.

PROCEDURES FOR TENDERING ORIGINAL NOTES

    VALID TENDER

    Except as set forth below, in order for Original Notes to be validly tendered by book-entry transfer, an Agent's Message or a completed and signed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, and in either case any other documents required by the Letter of Transmittal, must be delivered to the Exchange Agent by mail, facsimile, hand delivery or overnight courier at one of the Exchange Agent's addresses set forth in "--Exchange Agent" on or prior to the Expiration Date and either (i) such Original Notes must be tendered pursuant to the procedures for book-entry transfer set forth below or (ii) the guaranteed delivery procedures set forth below must be complied with.

    Except as set forth below, in order for Original Notes to be validly tendered by a means other than by book-entry transfer, a completed and signed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, and any other documents required by the Letter of Transmittal must be delivered to the Exchange Agent by mail, facsimile, hand delivery or overnight courier at one of the Exchange Agent's addresses set forth in "--Exchange Agent" on or prior to the Expiration Date and either (i) such Original Notes must be delivered to the Exchange Agent on or prior to the Expiration Date or (ii) the guaranteed delivery procedures set forth below must be complied with.

    If less than all Original Notes are tendered, a tendering holder should fill in the amount of Original Notes being tendered in the appropriate box on the Letter of Transmittal. The entire amount of Original Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

    THE METHOD OF DELIVERY OF CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING HOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS TO BE BY MAIL, THE USE OF REGISTERED MAIL, RETURN RECEIPT REQUESTED, PROPERLY INSURED, OR AN OVERNIGHT DELIVERY SERVICE IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    BOOK-ENTRY TRANSFER

    The Exchange Agent and DTC have confirmed that any Participant (as defined in "Description of Exchange Notes--Description of the Exchange Notes--Depositary Procedures") in DTC's book-entry transfer facility system may utilize DTC's ATOP procedures to tender Original Notes. The Exchange Agent will establish an account with respect to the Original Notes at DTC for purposes of the Exchange Offer within two business days after the date of this Prospectus. Any Participant may make a book-entry delivery of the Original Notes by causing DTC to transfer such Original Notes into the Exchange Agent's account at DTC in accordance with DTC's ATOP procedures for transfer. However, although delivery of Original Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, an Agent's Message or a completed and signed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other documents required by the Letter of Transmittal, must in any case be delivered to and received by the Exchange Agent at one of its addresses set forth in "--Exchange Agent" on or prior to the Expiration Date, or the guaranteed delivery procedure set forth below must be complied with.

    DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH DTC'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

    SIGNATURE GUARANTEES

    Certificates for the Original Notes need not be endorsed and signature guarantees on the Letter of Transmittal are unnecessary unless (a) a certificate for the Original Notes is registered in a name other than that of the person surrendering the certificate or (b) such holder completes the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" in the Letter of Transmittal. In the case of (a) or (b) above, such certificates for Original Notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the Letter of Transmittal guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an "eligible guarantor institution," including (as such terms are defined therein): (i) a bank; (ii) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings association that is a participant in a Securities Transfer Association (an "Eligible Institution"), unless surrendered on behalf of such Eligible Institution. See Instruction 1 to the Letter of Transmittal.

    GUARANTEED DELIVERY

    If a holder desires to tender Original Notes pursuant to the Exchange Offer and the certificates for such Original Notes are not immediately available or time will not permit all required documents to reach the Exchange Agent on or prior to the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, such Original Notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

        (a) such tenders are made by or through an Eligible Institution;

        (b) properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the Letter of Transmittal, is received by the Exchange Agent, as provided below, on or prior to the Expiration Date; and

        (c) the certificates (or a book-entry confirmation) representing all tendered Original Notes, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Exchange Agent within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

    The Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile or mail to the Exchange Agent and must include a guarantee by an Eligible Institution in the form set forth in such notice.

    Notwithstanding any other provision hereof, the delivery of Exchange Notes in exchange for Original Notes tendered and accepted for exchange pursuant to the Exchange Offer will in all cases be made only after timely receipt by the Exchange Agent of Original Notes, or of a book-entry confirmation with respect to such Original Notes, and a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees and any other documents required by the Letter of Transmittal. Accordingly, the delivery of Exchange Notes might not be made to all tendering holders at the same time, and will depend upon when Original Notes, book-entry confirmations with respect to Original Notes and other required documents are received by the Exchange Agent.

    The Corporation's acceptance for exchange of Original Notes tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering holder and the Corporation upon the terms and subject to the conditions of the Exchange Offer.

    DETERMINATION OF VALIDITY

    All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered Original Notes will be determined by the Corporation, in its sole discretion, whose determination shall be final and binding on all parties. The Corporation reserves the absolute right, in its sole and absolute discretion, to reject any and all tenders determined by it not to be in proper form or the acceptance of which, or exchange for, may, in the opinion of counsel to the

Corporation, be unlawful. The Corporation also reserves the absolute right, subject to applicable law, to waive any of the conditions of the Exchange Offer as set forth under "--Conditions to the Exchange Offer" or any condition or irregularity in any tender of Original Notes of any particular holder whether or not similar conditions or irregularities are waived in the case of other holders.

    The interpretation by the Corporation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Original Notes will be deemed to have been validly made until all irregularities with respect to such tender have been cured or waived. Neither the Corporation, any affiliates or assigns of the Corporation, the Exchange Agent nor any other person shall be under any duty to give any notification of any irregularities in tenders or incur any liability for failure to give any such notification.

    If any Letter of Transmittal, endorsement, bond power, power of attorney, or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by the Corporation, proper evidence satisfactory to the Corporation, in its sole discretion, of such person's authority to so act must be submitted.

    A beneficial owner of Original Notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial holder wishes to participate in the Exchange Offer.

RESALES OF EXCHANGE NOTES

    The Corporation is making the Exchange Offer for the Exchange Notes in reliance on the position of the staff of the Division of Corporation Finance of the Commission as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Corporation has not sought its own interpretive letter and there can be no assurance that the staff of the Division of Corporation Finance of the Commission would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff of the Division of Corporation Finance of the Commission, and subject to the two immediately following sentences, the Corporation believes that Exchange Notes issued pursuant to this Exchange Offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by a holder thereof (other than a holder who is a broker-dealer) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such Exchange Notes. However, any holder of Original Notes who is an "affiliate" of the Corporation or who intends to participate in the Exchange Offer for the purpose of distributing Exchange Notes, or any broker-dealer who purchased Original Notes from the Corporation to resell pursuant to Rule 144A or any other available exemption under the Securities Act,
(a) will not be able to rely on the interpretations of the staff of the Division of Corporation Finance of the Commission set forth in the above-mentioned interpretive letters, (b) will not be permitted or entitled to tender such Original Notes in the Exchange Offer and (c) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of such Original Notes unless such sale is made pursuant to an exemption from such requirements. In addition, as described below, if any broker-dealer holds Original Notes acquired for its own account as a result of market-making or other trading activities and exchanges such Original Notes for Exchange Notes, then such broker-dealer must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such Exchange Notes.

    Each holder of Original Notes who wishes to exchange Original Notes for Exchange Notes in the Exchange Offer will be required to represent that (i) it is not an "affiliate" of the Corporation, (ii) any Exchange Notes to be received by it are being acquired in the ordinary course of its business, (iii) it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of such Exchange Notes, and (iv) if such holder is not a broker-dealer, such holder is not engaged in, and does not intend to engage in, a distribution (within the meaning of the Securities Act) of such Exchange Notes. In addition, the Corporation may require such holder, as a condition to such holder's eligibility to participate in the Exchange Offer, to furnish to the Corporation (or an agent thereof) in writing information as to the number of "beneficial owners" (within the meaning of Rule 13d-3 under the Exchange Act) on behalf of whom such holder holds the Notes to be exchanged in the Exchange Offer. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it acquired the Original Notes for its own account as the result of market-making activities or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. Based on the position taken by the staff of the Division of Corporation Finance of the Commission in the interpretive letters referred to above, the Corporation believes that Participating Broker-Dealers who acquired Original Notes for their own accounts as a result of market-making activities or other trading activities may fulfill their prospectus delivery requirements with respect to the Exchange Notes received upon exchange of such Original Notes (other than Original Notes which represent an unsold allotment from the initial sale of the Original Notes) with a prospectus meeting the requirements of the Securities Act, which may be the prospectus prepared for an exchange offer so long as it contains a description of the plan of distribution with respect to the resale of such Exchange Notes. Accordingly, this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer during the period referred to below in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such Participating Broker-Dealer for its own account as a result of market-making or other trading activities. Subject to certain provisions set forth in the Registration Rights Agreement, the Corporation has agreed that this Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of such Exchange Notes for a period ending 180 days after the Expiration Date (subject to extension under certain limited circumstances described below) or, if earlier, when all such Exchange Notes have been disposed of by such Participating Broker-Dealer. See "Plan of Distribution."

    However, a Participating Broker-Dealer who intends to use this Prospectus in connection with the resale of Exchange Notes received in exchange for Original Notes pursuant to the Exchange Offer must notify the Corporation, or cause the Corporation to be notified, on or prior to the Expiration Date, that it is a Participating Broker-Dealer. Such notice may be given in the space provided for that purpose in the Letter of Transmittal or may be delivered to the Exchange Agent at one of the addresses set forth in "--Exchange Agent." Any Participating Broker-Dealer who is an "affiliate" of the Corporation may not rely on such interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

    In that regard, each Participating Broker-Dealer who surrenders Original Notes pursuant to the Exchange Offer will be deemed to have agreed, by execution of the Letter of Transmittal, that upon receipt of notice from the Corporation of the occurrence of any event or the discovery of (i) any fact which makes any statement contained or incorporated by reference in this Prospectus untrue in any material respect or (ii) any fact which causes this Prospectus to omit to state a material fact necessary in order to make the statements contained or incorporated by reference herein, in light of the circumstances under which they were made, not misleading, or (iii) of the occurrence of certain other events specified in the Registration Rights Agreement, such Participating Broker-Dealer will suspend the sale of Exchange Notes, pursuant to this Prospectus until the Corporation has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such Participating Broker-Dealer, or the Corporation has given notice that the sale of the Exchange Notes may be resumed, as the case may be. If the Corporation gives such notice to suspend the sale of the Exchange

Notes, it shall extend the 180-day period referred to above during which Participating Broker-Dealers are entitled to use this Prospectus in connection with the resale of Exchange Notes by the number of days during the period from and including the date of the giving of such notice to and including the date when Participating Broker-Dealers shall have received copies of the amended or supplemented Prospectus necessary to permit resales of the Exchange Notes or to and including the date on which the Corporation has given notice that the sale of Exchange Notes may be resumed, as the case may be.

WITHDRAWAL RIGHTS

    Except as otherwise provided herein, tenders of Original Notes may be withdrawn at any time on or prior to the Expiration Date. In order for a withdrawal to be effective a written, telegraphic, telex or facsimile transmission of such notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth in "--Exchange Agent" on or prior to the Expiration Date. Any such notice of withdrawal must specify the name of the person who tendered the Original Notes to be withdrawn, the aggregate principal amount of Original Notes to be withdrawn, and (if certificates for such Original Notes have been tendered) the name of the registered holder of the Original Notes as set forth on the Original Notes, if different from that of the person who tendered such Original Notes. If Original Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the physical release of such Original Notes, the tendering holder must submit the serial numbers shown on the particular Original Notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Original Notes tendered for the account of an Eligible Institution. If Original Notes have been tendered pursuant to the procedures for book-entry transfer set forth in "--Procedures for Tendering Original Notes," the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Original Notes, in which case a notice of withdrawal will be effective if delivered to the Exchange Agent by written, telegraphic, telex or facsimile transmission. Withdrawals of tenders of Original Notes may not be rescinded. Original Notes properly withdrawn will not be deemed validly tendered for purposes of the Exchange Offer, but may be retendered at any subsequent time on or prior to the Expiration Date by following any of the procedures described above in "--Procedures for Tendering Original Notes."

    All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Corporation, in its sole discretion, whose determination shall be final and binding on all parties. Neither the Corporation, any affiliates or assigns of the Corporation, the Exchange Agent nor any other person shall be under any duty to give any notification of any irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Original Notes which have been tendered but which are withdrawn will be returned to the holder thereof promptly after withdrawal.

INTEREST PAYMENTS ON EXCHANGE NOTES

    Holders of Original Notes whose Original Notes are accepted for exchange will not receive interest payments on such Original Notes and will be deemed to have waived the right to receive any interest payments on such Original Notes accumulated from and after July 15, 1997. Accordingly, holders of Exchange Notes as of the record date for the payment of interest on January 15, 1998 will be entitled to receive interest accumulated from and after July 15, 1997.

CONDITIONS TO THE EXCHANGE OFFER

    Notwithstanding any other provisions of the Exchange Offer, or any extension of the Exchange Offer, the Corporation will not be required to accept for exchange, or to exchange, any Original Notes for any Exchange Notes, and, as described below, may terminate the Exchange Offer (whether or not any Original Notes have theretofore been accepted for exchange) or may waive any conditions to or amend the Exchange Offer, if any of the following conditions have occurred or exists or have not been satisfied:

        (a) there shall occur a change in the current interpretation by the staff of the Commission which permits the Exchange Notes issued pursuant to the Exchange Offer in exchange for Original Notes to be offered for resale, resold and otherwise transferred by holders thereof (other than broker-dealers and any such holder which is an "affiliate" of the Corporation within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of such Exchange Notes; or

        (b) any law, statute, rule or regulation shall have been adopted or enacted which, in the judgment of the Corporation, would reasonably be expected to impair its ability to proceed with the Exchange Offer; or

        (c) a stop order shall have been issued by the Commission or any state securities authority suspending the effectiveness of the Registration Statement, or proceedings shall have been initiated or, to the knowledge of the Corporation, threatened for that purpose, or any governmental approval has not been obtained, which approval the Corporation shall, in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

    If the Corporation determines in its sole and absolute discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied, it may, subject to applicable law, terminate the Exchange Offer (whether or not any Original Notes have theretofore been accepted for exchange) or may waive any such condition or otherwise amend the terms of the Exchange Offer in any respect. If such waiver or amendment constitutes a material change to the Exchange Offer, the Corporation will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the Original Notes and will extend the Exchange Offer to the extent required by Rule 14e-1 under the Exchange Act.

EXCHANGE AGENT

    The Chase Manhattan Bank has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                BY MAIL:                         BY FACSIMILE TRANSMISSION:                         BY HAND:
        The Chase Manhattan Bank              (FOR ELIGIBLE INSTITUTIONS ONLY)              The Chase Manhattan Bank
    450 West 33rd Street, 15th Floor                   (212) 946-8154                   450 West 33rd Street, 15th Floor
     New York, New York 10001-2697                                                       New York, New York 10001-2697
    Attention: John T. Needham, Jr.                CONFIRM BY TELEPHONE:                Attention: John T. Needham, Jr.
                                                       (212) 946-3041

                                                   BY OVERNIGHT DELIVERY:
                                                  The Chase Manhattan Bank
                                              450 West 33rd Street, 15th Floor
                                               New York, New York 10001-2697

    Delivery to other than the above addresses or facsimile number will not constitute a valid delivery.

    The Chase Manhattan Bank also serves as Trustee under the Indenture.

FEES AND EXPENSES

    The Corporation has agreed to pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Corporation will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of Original Notes, and in handling or tendering for their customers.

    Holders who tender their Original Notes for exchange will not be obligated to pay any transfer taxes in connection therewith. If, however, Exchange Notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Original Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Original Notes in connection with the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

    The Corporation will not make any payment to brokers, dealers or other nominees soliciting acceptances of the Exchange Offer.

CONSEQUENCE OF FAILURE TO EXCHANGE

    Participation in the Exchange Offer is voluntary. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

    Original Notes that are not exchanged for the Exchange Notes pursuant to the Exchange Offer will remain "restricted securities" within the meaning of Rule 144(a)(3)(iv) of the Securities Act. Accordingly, such Original Notes may not be offered, sold, pledged or otherwise transferred except (i) to a person whom the seller reasonably believes is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S under the Securities Act, (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), (iv) pursuant to an effective registration statement under the Securities Act or (v) to institutional accredited investors in a transaction exempt from the registration requirements of the Securities Act, and, in each case, in accordance with all other applicable securities laws and the transfer restrictions set forth in the Indenture.

ACCOUNTING TREATMENT

    For accounting purposes, the Corporation will recognize no gain or loss as a result of the Exchange Offer. The expenses of the Exchange Offer will be amortized over the remaining term of the Notes.

                         DESCRIPTION OF EXCHANGE NOTES

    The terms of the Original Notes are identical in all materials respects to the Exchange Notes, except that (i) the Original Notes have not been registered under the Securities Act, are subject to certain restrictions on transfer and are entitled to certain rights under the Registration Rights Agreement (which rights will terminate upon consummation of the Exchange Offer, except under limited circumstances) and (ii) the Exchange Notes will not contain the $100,000 minimum principal amount transfer restriction and certain other restrictions on transfer applicable to Original Notes and (iii) the Exchange Notes will not provide for any increase in the interest rate thereon. The Original Notes provide that, in the event that a registration statement relating to the Exchange Offer has not been filed by December 8, 1997 and been declared effective by January 21, 1998, or, in certain limited circumstances, in the event a shelf registration statement with respect to the resale of the Original Notes is not declared effective by the time required by the Registration Rights Agreement, then liquidated damages will accrue at the rate of 0.50% per annum on the principal amount of the Original Notes for the period from the occurrence of such event until such time as such registration statement has been filed or declared effective, as the case may be. The Exchange Notes are not, and upon consummation of the Exchange Offer the Original Notes will not be, entitled to any such additional interest. Accordingly, holders of Original Notes should review the information set forth in "Risk Factors--Consequences of a Failure to Exchange Original Notes."

DESCRIPTION OF THE EXCHANGE NOTES

    The Corporation is offering up to $200,000,000 aggregate principal amount of its 6 7/8% Exchange Notes due July 15, 2007 (the "Exchange Notes"). The Exchange Notes will be, and the Original Notes were, issued under an indenture, dated as of July 15, 1997 (the "Indenture"), between the Corporation and The Chase Manhattan Bank, as Trustee (the "Trustee"), a copy of which is available upon request to the Corporation. The statements under this caption are brief summaries of certain provisions of the Indenture, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular terms that are defined in the Indenture are referred to herein, it is intended that such defined terms shall be incorporated by reference herein or therein, as the case may be.

    The Exchange Notes will be limited to $200,000,000 aggregate principal amount. The Exchange Notes will be unsecured obligations of the Corporation, will rank PARI PASSU with all other unsecured and unsubordinated indebtedness of the Corporation, and will mature on July 15, 2007. The Indenture does not limit the incurrence or issuance of other secured or unsecured indebtedness of the Corporation.

    The Exchange Notes will bear interest at the rate per annum shown on the cover page of this Offering Memorandum, payable semi-annually on January 15 and July 15 of each year (each an "Interest Payment Date") commencing January 15, 1998 to the Persons in whose names the Exchange Notes (or any predecessor Notes) are registered at the close of business on January 1 and July 1, as the case may be, next preceding such Interest Payment Date. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Exchange Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent permitted by law) at the rate per annum of 6 7/8% thereof, compounded semi-annually. The term "interest," as used herein, shall include semi-annual interest payments and interest on semi-annual interest payments not paid on the applicable Interest Payment Date. The Exchange Notes may not be redeemed prior to maturity and will not be subject to any sinking fund.

CERTAIN RESTRICTIONS

    LIMITATIONS ON MORTGAGES AND LIENS. The Corporation will not be permitted to issue, assume, guarantee or permit to exist any indebtedness secured by a mortgage, pledge, lien or other encumbrance ("liens") on any of its property or assets, whether now owned or hereafter acquired, without effectively providing that the Exchange Notes (and, if the Corporation so elects, any other indebtedness ranking on a parity with the Exchange Notes) shall be equally and ratably secured with any such indebtedness, so long as any such other indebtedness shall be secured, except that the foregoing shall not apply to (a) liens in existence on the date of the Indenture, (b) liens on real estate (including those existing on property at the time of acquisition) in any amount not exceeding 100% of the fair value of the property at the time of creation of such indebtedness, (c) liens arising from the acquisition of a business as a going concern (whether by merger, acquisition of a controlling stock interest, acquisition of assets or otherwise) or to which assets acquired by the Corporation in partial or complete satisfaction of secured indebtedness are subject, (d) liens to secure extensions, renewals and replacements of indebtedness secured by any of the liens referred to in (a), (b) and (c) above, without increase in the amount of such indebtedness, and (e) certain mechanics, landlords, tax or other statutory liens, including liens and deposits required or provided for under state insurance laws and similar regulatory statutes.

    LIMITATIONS ON SALES OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES. Neither the Corporation nor any Restricted Subsidiary will be permitted to issue, sell, transfer or dispose of (except to a Restricted Subsidiary of the Corporation) capital stock of a Restricted Subsidiary, unless the entire capital stock of such Subsidiary at the time owned by the Corporation and its Restricted Subsidiaries is disposed of at the same time for a consideration of cash or property, which in the opinion of the Board of Directors of the Corporation is at least equal to the fair value of such capital stock.

    For the purposes of the foregoing restrictions, "Restricted Subsidiary" shall mean a subsidiary, including subsidiaries of any such subsidiary, which meets any of the following conditions: (a) the Corporation's and its other subsidiaries' investments in and advances to the subsidiary exceed 10% of the total assets of the Corporation and its subsidiaries consolidated as of the end of the most recently completed fiscal year; (b) the Corporation's and its other subsidiaries' proportionate share of the total assets (after inter-company eliminations) of the subsidiary exceeds 10% of the total assets of the Corporation and its subsidiaries consolidated as of the end of the most recently completed fiscal year; or (c) the Corporation's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10% of such income of the Corporation and its subsidiaries consolidated for the most recently completed fiscal year. For purposes of making the prescribed income test in clause (c) of the preceding sentence, when a loss has been incurred by either the Corporation and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary shall be excluded from the income of the Corporation and its subsidiaries consolidated for purposes of the computation and if income of the Corporation and its subsidiaries consolidated for the most recent fiscal year is at least 10% lower than the average of the income for the last five fiscal years, such average income shall be substituted for purposes of the computation and any loss years shall be omitted for purposes of computing average income.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Corporation shall not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any Person, and no Person shall consolidate with or merge into the Corporation or convey or transfer its properties and assets substantially as an entirety to the Corporation, unless: (i) in case the Corporation consolidates with or merges into another corporation or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor corporation is organized under the laws of the United States of America, or any state or the District of Columbia, and the successor corporation assumes the Corporation's obligations under the Exchange

Notes; (ii) immediately after giving effect thereto, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; and (iii) certain other conditions are met.

    The Corporation shall not lease its properties and assets substantially as an entirety to any Person.

MODIFICATION AND WAIVER

    Modification and amendments of the Indenture may be made by the Corporation and the Trustee with the consent of the Holders of 66 2/3% in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby: (a) change the Stated Maturity of the principal of, or any installment of interest on, any outstanding Note; (b) reduce the principal amount of, or interest on, any outstanding Note; (c) change the place or currency of payment of principal or interest on any outstanding Note; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any outstanding Note after the Stated Maturity; or (e) reduce the percentage in principal amount of outstanding Notes, the consent of the Holders of which is required for modification or amendment of the Indenture, for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

    The Corporation may obtain a waiver of compliance with certain restrictive covenants with respect to the Notes if the Holders of 66 2/3% in aggregate principal amount of the outstanding Notes consent to such waiver. The Holders of not less than a majority in principal amount of the outstanding Notes may, on behalf of the Holders of all outstanding Notes, waive any past default under the Indenture with respect to such outstanding Notes, except a default in the payment of the principal of or any interest on any outstanding Note or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

    The Exchange Notes and any Original Notes that remain outstanding after consummation of the Exchange Offer will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount thereof have taken certain actions or exercised certain rights under the Indenture, including the right to vote on waivers and amendments as described above or take certain actions upon an event of default as described below.

EVENTS OF DEFAULT

    The Indenture provides that the following shall constitute Events of
Default: (i) default for 30 days in the payment of any interest when due; (ii) default in the payment of principal; (iii) default in the performance of any other covenant in the Indenture for 60 days after written notice; (iv) a failure to pay when due, or a default resulting in the acceleration of maturity of, any other indebtedness for borrowed money of the Corporation or a Restricted Subsidiary in which the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness which is presently in Payment Default or the maturity of which has been so accelerated, aggregates $25 million or more, without such acceleration having been rescinded, stayed or annulled, or such indebtedness having been discharged or, in the case of indebtedness contested in good faith by the Corporation, a bond, letter of credit, escrow deposit or other cash equivalent in an amount sufficient to discharge such indebtedness having been set aside, within 10 days after written notice of default is given to the Corporation; and (v) certain events in bankruptcy, insolvency or reorganization. The Corporation is required to furnish the Trustee annually with a statement as to the fulfillment by the Corporation of its obligations under the Indenture. The Indenture provides that the Trustee may withhold notice to the Holders of the Notes of any Default (except in payment of principal or interest on the Notes) if it considers it in the interest of the Holders to do so.

    If an Event of Default with respect to debt securities of any series outstanding under the Indenture occurs and is continuing, then and in any every such case the Trustee or the Holders of not less than 25% in principal amount of the outstanding Notes may declare the principal amount to be due and payable immediately, by notice in writing to the Corporation (and to the Trustee if given by the Holders), and upon any such declaration such principal shall become immediately due and payable. However, at any time after a declaration of acceleration with respect to Notes has been made, but before a judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of outstanding Notes of that series may, subject to certain conditions, rescind and annul such acceleration.

    Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to such provisions for the security or indemnification of the Trustee, the Holders of a majority in principal amount of the outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or powers conferred on the Trustee with respect to the Notes.

    No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to such Note and unless also the Holders of at least 25% in principal amount of the outstanding Notes shall have made written request, and offered reasonable security or indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the outstanding Notes a direction inconsistent with such request, and the Trustee shall have failed to institute such proceeding within 60 days. However, the Holder of any Note will have an absolute right to receive payment of the principal of and any interest on such Note on or after the due dates expressed in such Note and to institute a proceeding for the enforcement of any such payment.

SATISFACTION AND DISCHARGE OF THE INDENTURE

    The Indenture provides that when, among other things, all Notes not previously delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable at their Stated Maturity within one year and the Corporation deposits or causes to be deposited with the Trustee as trust funds in trust for the purpose an amount in money sufficient to pay and discharge the entire indebtedness on the Notes not previously delivered to the Trustee for cancellation, for the principal and interest to the date of the deposit or to the stated maturity, as the case may be, then the Indenture will cease to be of further effect (except as to the Corporation's obligations to compensate, reimburse and indemnify the Trustee pursuant to the Indenture and certain other obligations), and the Corporation will be deemed to have satisfied and discharged the Indenture.

FORM, DENOMINATION, BOOK-ENTRY PROCEDURES AND TRANSFER

    The Exchange Notes and beneficial interests therein will be issued only in fully registered form, without exception, in denominations of $1,000 and integral multiples thereof.

    Exchange Notes initially will be represented by one or more Exchange Notes in registered, global form (collectively, the "Global Exchange Notes"). The Global Exchange Notes will be deposited upon issuance with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

    Except as set forth below, the Global Exchange Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Exchange Notes may not be exchanged for Exchange Notes in certificated form except in the limited circumstances described below. See "Depositary Procedures Exchange of Book-Entry Exchange Notes for Certificated Exchange Notes."

DEPOSITARY PROCEDURES

    DTC has advised the Corporation that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

    DTC has also advised the Corporation that, pursuant to procedures established by it, (i) upon deposit of the Global Exchange Notes, DTC will credit the accounts of Participants designated by the Initial Purchaser with portions of the principal amount of the Global Exchange Notes and (ii) ownership of such interests in the Global Exchange Notes will be shown on, and the transfer of ownership thereof will effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Exchange Notes).

    Investors in the Global Exchange Notes may hold their interests therein directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system. All interests in a Global Exchange Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Exchange Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in the Global Exchange Notes to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the Exchange Notes, see "Exchange of Book-Entry Exchange Notes for Certificated Exchange Notes."

    Except as described below, owners of interests in the Global Exchange Notes will not have Exchange Notes registered in their names, will not receive physical delivery of Exchange Notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture for any purpose.

    Payments in respect of the Global Exchange Notes registered in the name of DTC or its nominee will be payable by the Trustee to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Trustee will treat the persons in whose names the Exchange Notes, including the Global Exchange Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Trustee nor any agent thereof has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Exchange Notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Exchange Notes or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised the Corporation that its current practice, upon receipt of any payment in respect of securities such as the Exchange Notes, is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of Exchange Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Corporation. Neither the Trustee nor the Corporation will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Exchange Notes, and the Trustee and the Corporation may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

    Secondary market trading activity in interests in the Global Exchange Notes will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

    DTC has advised the Corporation that it will take any action permitted to be taken by a holder of Exchange Notes only at the direction of one or more Participants to whose account with DTC interests in the Global Exchange Notes are credited and only in respect of such portion of the principal amount of the Exchange Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC reserves the right to exchange the Global Exchange Notes for Exchange Notes in certificated form and to distribute such Exchange Notes to its Participants.

    The information in this section concerning DTC and its book-entry systems has been obtained from sources that the Corporation believes to be reliable, but the Corporation takes no responsibility for the accuracy thereof.

    Although DTC has agreed to the foregoing procedures to facilitate transfers of interest in the Global Exchange Notes among participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Corporation nor the Trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

    A Global Exchange Note is exchangeable for Exchange Notes in registered certificated form if (i) DTC (x) notifies the Corporation that it is unwilling or unable to continue as Depositary for the Global Exchange Notes and the Corporation thereupon fails to appoint a successor Depositary within 90 days or
(y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Corporation in its sole discretion elects to cause the issuance of the Exchange Notes in certificated form, or (iii) there shall have occurred and be continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default under the Indenture. In addition, beneficial interests in a Global Exchange Note may be exchanged for certificated Exchange Notes upon request but only upon at least 20 days' prior written notice given to the Trustee by or on behalf of DTC in accordance with customary procedures. In all cases, certificated Exchange Notes delivered in exchange for any Global Exchange Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures).

PAYMENT AND PAYING AGENCY

    Payments in respect of the Global Exchange Notes held in global form shall be made to the Depositary, which shall credit the relevant accounts at the Depositary on the applicable Interest Payment Dates. In respect of the Exchange Notes that are not held by the Depositary, such payments shall be made by check mailed to the address of the holder entitled thereto as such address shall appear on the register. The paying agent (the "Paying Agent") shall initially be the Trustee and any co-paying agent chosen by the Trustee and acceptable to the Corporation. The Paying Agent shall be permitted to resign as Paying Agent upon 30 days' written notice to the Trustee and the Corporation. In the event that the Trustee shall no longer be the Paying Agent, the Corporation shall appoint a successor (which shall be a bank or trust company) to act as Paying Agent.

    Any moneys deposited with the Trustee or any Paying Agent, or then held by the Corporation in trust, for the payment of the principal of (and premium, if any) or interest on any Exchange Notes and remaining unclaimed for two years after such principal or interest has become due and payable shall, at the request of the Corporation, be repaid to the Corporation and the holder of such Exchange Note shall thereafter look, as a general unsecured creditor, only to the Corporation for payment thereof.

REGISTRAR AND TRANSFER AGENT

    The Trustee will act as registrar and transfer agent for the Exchange Notes.

    Registration of transfers of the Exchange Notes will be effected without charge by or on behalf of the Corporation, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange.

GOVERNING LAW

    The Indenture and the Exchange Notes will be governed by and construed in accordance with the laws of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

    Following the Exchange Offer and the qualification of the Indenture under the Trust Indenture Act, the Trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Exchange Notes, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

    The Chase Manhattan Bank acts as property trustee for SAFECO Capital Trust I (the issuer of the 8.072% Capital Securities) and for the 8.072% Capital Securities and the underlying junior subordinated deferrable interest debentures as well as the related indenture and guarantees. Chase Manhattan Delaware, an affiliate of The Chase Manhattan Bank, acts as Delaware trustee for SAFECO Capital Trust I. The Chase Manhattan Bank is also the trustee for the Corporation's 7.875% Notes due 2005 and its medium term note program, the custodian for the SAFECO's life and health companies' portfolios of investments, a lender under the Corporation's bank revolving credit facilities and a dealer under the Corporation's commercial paper program. In addition, the Corporation and its subsidiaries maintain various depository and disbursement accounts with The Chase Manhattan Bank.

CERTAIN TAX CONSIDERATIONS

    Perkins Coie, special tax counsel to the Corporation, has advised the Corporation that because the Exchange Notes should not be considered to differ materially from the Original Notes, the exchange of the Exchange Notes for the Original Notes pursuant to the Offer should not result in any material federal income tax consequences to holders. For a full description of the basis of, and limitations on, this opinion, see "Certain Federal Income Tax Consequences."

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following discussion, which was prepared by Perkins Coie, special tax counsel to the Corporation, summarizes the material United States federal income tax consequences of the exchange of the Original Notes for the Exchange Notes pursuant to the Exchange Offer. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, judicial authority, current administrative rulings and practice, and existing and proposed Treasury Regulations, all as in effect and existing on the date hereof. Legislative, judicial or administrative changes or interpretations after the date hereof could alter or modify the validity of this discussion and the conclusions set forth below. Any such changes or interpretations may be retroactive and could adversely affect a holder of the Original Notes or the Exchange Notes.

    This discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment or tax circumstances or status, nor does it discuss the U.S. federal income tax consequences to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as certain financial institutions, insurance companies, dealers in securities or foreign currency, tax-exempt organizations, foreign corporations or nonresident alien individuals, or persons holding Original Notes or Exchange Notes that are a hedge against, or that are hedged against, currency risk or that are part of a straddle or conversion transaction, or persons whose functional currency is not the United States dollar. Moreover, the effect of any state, local or foreign tax laws is not discussed.

    THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. EACH HOLDER OF AN ORIGINAL NOTE THAT IS PARTICIPATING IN THE EXCHANGE OFFER IS STRONGLY URGED TO CONSULT WITH ITS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH HOLDER'S PARTICULAR TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, OF THE EXCHANGE OF THE ORIGINAL NOTES FOR THE EXCHANGE NOTES PURSUANT TO THE EXCHANGE OFFER.

EXCHANGE OFFER

    The exchange of the Original Notes by any holder for the Exchange Notes pursuant to the Exchange Offer should not be treated as an "exchange" for federal income tax purposes because the Exchange Notes should not be considered to differ materially in kind or extent from the Original Notes. Rather, the Exchange Notes received by any holder should be treated as a continuation of the Original Notes in the hands of such holder. As a result, there should be no federal income tax consequences to holders exchanging the Original Notes for the Exchange Notes pursuant to the Exchange Offer, and the federal income tax consequences of holding and disposing of the Exchange Notes should be the same as the federal income tax consequences of holding and disposing of the Original Notes. Accordingly, a holder's adjusted tax basis in the Exchange Notes will be the same as its adjusted tax basis in the Original Notes exchanged therefor and its holding period for the Original Notes will be included in its holding period for the Exchange Notes. Thus, the determination of gain on a sale or other disposition of the Exchange Notes will be the same as for the Original Notes.

                              ERISA CONSIDERATIONS

    ERISA and the Code impose certain restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA) subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (b) plans (as defined in Section 4975(e)(1) of the Code) subject to Section 4975 of the Code, including individual retirement accounts and Keogh plans, (c) entities whose underlying assets include plan assets by reason of a plan's investment in such entities (each of (a), (b) and (c), a "Plan") and (d) persons who have certain specified relationships to such Plans ("Parties in Interest" under ERISA and

"Disqualified Persons" under the Code). Moreover, based on the reasoning of the United States Supreme
Court in JOHN HANCOCK MUTUAL LIFE INSURANCE CO. V. HARRIS TRUST AND SAVINGS BANK, 114 S. Ct. 517 (1993), an insurance company's general account may be deemed to include the assets of the Plans investing in the general account (e.g., through the purchase of an annuity contract), and the insurance company might be treated as a Party In Interest and a Disqualified Person with respect to such Plans by virtue of such investment. ERISA also imposes certain duties on persons who are fiduciaries of Plans, and both ERISA and the Code prohibit certain transactions involving "plan assets" between a Plan and Parties in Interest or Disqualified Persons with respect to such Plans.

    Each of the Corporation, the Trustee and the affiliates of either of them may be considered a Party in Interest or a Disqualified Person with respect to many Plans. The purchase and/or holding of Notes by (or on behalf of) a Plan with respect to which the Corporation, the Trustee or any affiliate of either of them is a service provider (or otherwise is a Party in Interest or a Disqualified Person) may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such Notes are acquired and held pursuant to and in accordance with an applicable exemption, such as Prohibited Transaction Class Exemption ("PTCE") 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 91-38 (an exemption for certain transactions involving bank collective investment funds), PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts), PTCE 95-60 (an exemption for transactions involving certain insurance company general accounts), or PTCE 96-23 (an exemption for certain transactions determined by an in-house asset manager).

    Any purchaser proposing to acquire Notes with assets of any Plan should consult with its legal counsel concerning the impact of ERISA and the Code and the potential consequences of acquiring and holding Notes with respect to their specific circumstances. Moreover, each Plan fiduciary should take into account, among other considerations, whether the fiduciary has the authority to make the investment; the composition of the Plan's portfolio with respect to diversification by type of asset; the Plan's funding objectives; the tax effects of the investment; and whether under the general fiduciary standards of investment prudence and diversification an investment in the Notes is appropriate for the Plan, taking into account the overall investment policy of the Plan and the composition of the Plan's investment portfolio.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Corporation has agreed that, starting on the Expiration Date and ending on the close of business on the 180th day following the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection
with any such resale. In addition, until       , 1998, all dealers effecting
transactions in the Exchange Securities may be required to deliver a prospectus.

    The Corporation will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions, in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of 180 days after the Expiration Date, the Corporation will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Corporation has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Notes) other than Commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                        VALIDITY OF EXCHANGE SECURITIES

    The validity of the Exchange Notes will be passed upon for the Corporation by James W. Ruddy, Senior Vice President and General Counsel of the Corporation. Certain matters relating to United States federal income tax considerations will be passed upon for the Corporation by Perkins Coie, Seattle, Washington.

                              INDEPENDENT AUDITORS

    The consolidated financial statements of SAFECO at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, incorporated by reference in the SAFECO Annual Report on Form 10-K for the year ended December 31, 1996, have been incorporated by reference into this Prospectus and the Registration Statement and have been audited by Ernst & Young L.L.P., independent auditors, as set forth in their report thereon also incorporated by reference in the SAFECO Annual Report on Form 10-K, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of American States at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, included in the American States Annual Report on Form 10-K, Form 10-K/A(1) and Form 10-K/A(2) for the year ended December 31, 1996, have been incorporated by reference into this Prospectus and the Registration Statement and have been audited by Ernst & Young L.L.P., independent auditors, as set forth in their report thereon also included in the American States Annual Report on Form 10-K, Form 10-K/A(1) and Form 10-K/A(2), and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THIS EXCHANGE OFFER, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER OR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Forward-Looking Information...............................................    4
Available Information.....................................................    4
Incorporation of Certain Documents by Reference...........................    5
Prospectus Summary........................................................    6
Risk Factors..............................................................   13
Unaudited Pro Forma Combined Condensed Financial Statements...............   18
SAFECO Corporation........................................................   24
Use of Proceeds...........................................................   24
Ratios of Earnings to Fixed Charges and Earnings to Fixed Charges and
  Distributions on Capital Securities.....................................   25
Capitalization............................................................   26
Selected Financial Information............................................   27
The Exchange Offer........................................................   31
Description of Exchange Notes.............................................   41
Certain Federal Income Tax
  Consequences............................................................   48
ERISA Considerations......................................................   48
Plan of Distribution......................................................   49
Validity of Exchange Securities...........................................   50
Independent Auditors......................................................   50

                                     [LOGO]

                               SAFECO CORPORATION

                                ---------------

                             OFFER TO EXCHANGE ITS

                         6 7/8% NOTES DUE JULY 15, 2007
                           WHICH HAVE BEEN REGISTERED
                        UNDER THE SECURITIES ACT OF 1933
                       FOR ANY AND ALL OF ITS OUTSTANDING
                         6 7/8% NOTES DUE JULY 15, 2007
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the exchange of the Notes being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee...............  $  60,607
Blue Sky fees and expenses........................................      *
Printing and engraving expenses...................................      *
Legal fees and expenses...........................................      *
Accounting fees and expenses......................................      *
Transfer Agent and Registrar fees.................................      *
Miscellaneous expenses............................................      *
                                                                    ---------
      Total.......................................................  $   *
                                                                    ---------
                                                                    ---------

------------------------

* To be filed by amendment.

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII of the registrant's Bylaws, as amended (the "Bylaws"), provides for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law.

    Section 23B.08.320 of the WBCA authorizes a corporation to eliminate or limit a director's personal liability to the corporation or its shareholders for monetary damages for conduct as a director, except in certain circumstances involving acts or omissions, intentional midsconduct by a director or knowing violations of law by a director or distributions illegal under Washington law, or any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.
Article VIII of the registrant's Restated Articles of Incorporation (the "Articles of Incorporation") contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

    Officers and directors of the registrant are covered by insurance (with certain exceptions and certain limitations) that indemnifies them against losses and liabilities arising from certain alleged "wrongful acts," including alleged errors or misstatements, or certain other alleged wrongful acts or omissions constituting neglect or breach of duty.

    The above discussion of the WBCA and the registrant's Bylaws and Articles of Incorporation is not intended to be exhaustive and is qualified in its entirety by reference to such statute, the Bylaws and the Articles of Incorporation.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  EXHIBITS

         4.1   SAFECO Corporation agrees to furnish the Securities and Exchange Commission, upon request, with copies of all instruments defining rights of holders of long-term debt of SAFECO Corporation and its consolidated subsidiaries.

         4.2   Form of Certificate of Exchange Notes

         4.3   Registration Rights Agreement (filed as Exhibit 10.3 to SAFECO Corporation's
                 Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (File No.
                 1-6563) and incorporated herein by reference)

         5.1   Opinion and Consent of James W. Ruddy, General Counsel of SAFECO Corporation as
                 to legality of the Exchange Notes issued by SAFECO Corporation

         8     Opinion and Consent of Perkins Coie, special tax counsel, as to certain federal income tax matters

        12.1   Computation of ratio earnings of fixed charges (excluding interest on deposits)

        23.1   Consent of Ernst & Young LLP

        23.2   Consent of Perkins Coie (included in Exhibit 5.1)

        23.4   Consent of Perkins Coie (included in Exhibit 8)

        25.1   Form T-1 Statement of Eligibility of The Chase Manhattan Bank to act as trustee under the Indenture

        99.1   Form of Letter of Transmittal

        99.2   Form of Notice of Guaranteed Delivery

        99.3   Form of Exchange Agent Agreement

(b)  FINANCIAL STATEMENT SCHEDULES

    All schedules are omitted because they are inapplicable or the requested information is shown in the financial statements of the registrant or related notes thereto.

ITEM 22. UNDERTAKINGS

    Each of the undersigned Registrants hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of a Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each undersigned Registrant pursuant to the provisions, or otherwise, each Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by each undersigned Registrant of expenses incurred or paid by a director, officer of controlling person or each Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each Registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 17th day of October, 1997.

                                SAFECO CORPORATION

                                By:             /s/ ROGER H. EIGSTI
                                     -----------------------------------------
                                                  Roger H. Eigsti
                                        CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    Each person whose individual signature appears below hereby authorizes and appoints Boh A. Dickey and Rod A. Pierson, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 17th day of October, 1997.

          SIGNATURE                       TITLE
------------------------------  --------------------------

                                Chairman of the Board and
     /s/ ROGER H. EIGSTI          Chief Executive Officer
------------------------------    (Principal Executive
       Roger H. Eigsti            Officer)

      /s/ BOH A. DICKEY
------------------------------  President, Chief Operating
        Boh A. Dickey             Officer, Director

                                Senior Vice President,
      /s/ ROD A. PIERSON          Chief Financial Officer,
------------------------------    Secretary and Controller
        Rod A. Pierson            (Principal Financial and
                                  Accounting Officer)

      /s/ H. PAUL LOWBER        Vice President and
------------------------------    Controller (Principal
        H. Paul Lowber            Accounting Officer)

          SIGNATURE                       TITLE
------------------------------  --------------------------

------------------------------
     Phyllis J. Campbell        Director

     /s/ ROBERT S. CLINE
------------------------------  Director
       Robert S. Cline

      /s/ JOHN W. ELLIS
------------------------------  Director
        John W. Ellis

  /s/ WILLIAM P. GERBERDING
------------------------------  Director
    William P. Gerberding

     /s/ JOSHUA GREEN III
------------------------------  Director
       Joshua Green III

  /s/ WILLIAM W. KRIPPAEHNE,
             JR.
------------------------------  Director
  William W. Krippaehne, Jr.

   /s/ WILLIAM G. REED, JR.
------------------------------  Director
     William G. Reed, Jr.

    /s/ JUDITH M. RUNSTAD
------------------------------  Director
      Judith M. Runstad

     /s/ PAUL W. SKINNER
------------------------------  Director
       Paul W. Skinner

  /s/ GEORGE H. WEYERHAEUSER
------------------------------  Director
    George H. Weyerhaeuser

                                 EXHIBIT INDEX

  EXHIBIT                                              DESCRIPTION                                               PAGE
-----------  ------------------------------------------------------------------------------------------------  ---------
        4.1  SAFECO Corporation agrees to furnish the Securities and Exchange Commission, upon request, with copies of all instruments defining rights of holders of long-term debt of SAFECO Corporation and its consolidated subsidiaries.
        4.2  Form of Certificate of Exchange Notes
        4.3  Registration Rights Agreement (filed as Exhibit 10.3 to SAFECO Corporation's Quarterly Report on
               Form 10-Q for the quarter ended June 30, 1997 (File No. 1-6563) and incorporated herein by reference)
        5.1  Opinion and Consent of James W. Ruddy, General Counsel of SAFECO Corporation as to legality of the Exchange Notes issued by SAFECO Corporation
        8    Opinion and Consent of Perkins Coie, special tax counsel, as to certain federal income tax matters
       12.1  Computation of ratio earnings of fixed charges (excluding interest on deposits)
       23.1  Consent of Ernst & Young LLP
       23.2  Consent of Perkins Coie (included in Exhibit 5.1)
       23.4  Consent of Perkins Coie (included in Exhibit 8)
       25.1  Form T-1 Statement of Eligibility of The Chase Manhattan Bank to act as trustee under the
               Indenture
       99.1  Form of Letter of Transmittal
       99.2  Form of Notice of Guaranteed Delivery
       99.3  Form of Exchange Agent Agreement